SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is
also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION **March 31, 2009** **Accounting Practices Adopted in Brazil**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE **00403-0**	2 - COMPANY NAME **COMPANHIA SIDERÚRGICA NACIONAL**	3 - CNPJ (Corporate Taxpayer's ID) **33.042.730/0001-04**
4 - NIRE (Corporate Registry ID) **33-3-00011595**		

01.02 – HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20 GR. PARTE			2 - DISTRICT CENTRO	
3 - ZIP CODE 22010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -	
15 - E-MAIL invrel@csn.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME OTÁVIO DE GARCIA LAZCANO				
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI	
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7050	14 - FAX -	15 – FAX -	
16 - E-MAIL invrel@csn.com.br				

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	1	1/1/2009	3/31/2009	4	10/1/2008	12/31/2008
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9		
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) 033.169.788-28		

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 3/31/2009	2- PREVIOUS QUARTER 12/31/2008	3 – SAME QUARTER PREVIOUS YEAR 3/31/2008
Paid-in Capital			
1 – Common	793,404	793,404	804,204
2 – Preferred	0	0	0
3 – Total	793,404	793,404	804,204
Treasury Shares			
4 – Common	34,734	34,734	34,734
5 – Preferred	0	0	0
6 – Total	34,734	34,734	34,734

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	4/30/2009	Interest on Shareholders' Equity	5/11/2009	Common	0.3537840000
02	RCA*	3/24/2009	Dividend	3/31/2009	Common	1.9771460000

*Board of Directors Meeting

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 5/13/2009	2 - SIGNATURE

3

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
1	Total Assets	38,496,985	38,019,968
1.01	Current Assets	12,747,945	13,995,576
1.01.01	Cash and Cash Equivalents	231,864	94,377
1.01.02	Receivable	2,821,483	3,920,942
1.01.02.01	Accounts Receivable	1,532,476	1,563,245
1.01.02.01.01	Domestic Market	882,705	1,028,914
1.01.02.01.02	Foreign Market	831,918	836,679
1.01.02.01.03	Advance on Export Contracts (ACE)	0	(140,220)
1.01.02.01.04	Allowance for Doubtful Accounts	(182,147)	(162,128)
1.01.02.02	Sundry Receivable	1,289,007	2,357,697
1.01.02.02.01	Employees	22,498	22,722
1.01.02.02.02	Corporate Income Tax Recoverable	40,087	26,999
1.01.02.02.03	Deferred Income Tax	460,925	448,738
1.01.02.02.04	Deferred Social Contribution	165,855	161,289
1.01.02.02.05	Other Taxes	205,353	129,559
1.01.02.02.06	Proposed Dividends Receivable	308,545	305,391
1.01.02.02.07	Loans with Subsidiaries	231	1,170,999
1.01.02.02.08	Other Receivable	85,513	92,000
1.01.03	Inventories	2,848,427	2,664,862
1.01.04	Other	6,846,171	7,315,395
1.01.04.01	Marketable Securities	6,831,375	7,297,302
1.01.04.02	Prepaid Expenses	14,796	18,093
1.02	Noncurrent Assets	25,749,040	24,024,392
1.02.01	Long-Term Assets	6,063,451	4,722,985
1.02.01.01	Sundry Receivable	919,257	900,232
1.02.01.01.02	Securities Receivable	86,388	90,711
1.02.01.01.03	Deferred Income Tax	498,201	464,710
1.02.01.01.04	Deferred Social Contribution	166,875	155,410
1.02.01.01.05	Other Taxes	167,793	189,401
1.02.01.02	Receivable from Related Parties	4,339,363	3,039,071
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	1,723,917	398,998
1.02.01.02.03	Other Related Parties	2,615,446	2,640,073
1.02.01.03	Other	804,831	783,682
1.02.01.03.01	Judicial Deposits	741,512	722,165
1.02.01.03.03	Prepaid Expenses	34,951	33,121
1.02.01.03.04	Other	28,368	28,396
1.02.02	Permanent Assets	19,685,589	19,301,407
1.02.02.01	Investments	12,706,858	12,343,479
1.02.02.01.01	Interest in Associated/Related Companies	0	0
1.02.02.01.02	Interest in Associated/Related Companies - Goodwill	0	0

4

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
1.02.02.01.03	Interest in Subsidiaries	12,706,827	12,343,448
1.02.02.01.04	Interest in Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	6,909,518	6,887,348
1.02.02.02.01	In Operation, Net	5,612,780	5,203,522
1.02.02.02.02	In Construction	1,210,999	1,598,458
1.02.02.02.03	Land	85,739	85,368
1.02.02.03	Intangible Assets	36,030	36,049
1.02.02.04	Deferred Charges	33,183	34,531

5

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
2	Total Liabilities	38,496,985	38,019,968
2.01	Current Liabilities	7,805,142	7,433,379
2.01.01	Loans and Financing	3,148,361	3,045,820
2.01.02	Debentures	11,099	33,947
2.01.03	Accounts Payable	1,668,275	1,669,447
2.01.04	Taxes and Contributions	458,767	359,836
2.01.04.01	Salaries and Social Contributions	68,342	75,649
2.01.04.02	Taxes Payable	154,819	54,716
2.01.04.05	Taxes paid by installments	235,606	229,471
2.01.05	Dividends Payable	1,852,552	1,769,348
2.01.06	Provisions	150,542	139,468
2.01.06.01	Labor Contingencies	106,368	105,095
2.01.06.02	Civil Contingencies	57,489	44,704
2.01.06.03	Judicial Deposits	(68,871)	(65,149)
2.01.06.04	Provision for Pension Fund	55,556	54,818
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	515,546	415,513
2.01.08.01	Accounts Payable - Subsidiaries	187,587	108,964
2.01.08.02	Other	327,959	306,549
2.02	Noncurrent Liabilities	23,762,964	23,838,127
2.02.01	Long-Term Liabilities	23,762,964	23,838,127
2.02.01.01	Loans and Financing	11,916,942	11,960,162
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	2,415,716	2,442,131
2.02.01.03.01	Labor and Social Security Contingencies	20,804	15,308
2.02.01.03.03	Tax Contingencies	3,640,265	3,640,788
2.02.01.03.04	Environmental Contingencies	69,626	71,361
2.02.01.03.05	Judicial Deposits	(1,314,979)	(1,285,326)
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	8,830,306	8,835,834
2.02.01.06.01	Accounts Payable – Subsidiaries	8,043,222	8,000,005
2.02.01.06.02	Provision for Pension Fund	51,461	62,750
2.02.01.06.03	Taxes Paid by Installments	589,802	631,813
2.02.01.06.05	Other	145,821	141,266
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	6,928,879	6,748,462
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0

6

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	3,768,756	3,768,756
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	3,432,566	3,432,566
2.05.04.07.01	From Investments	4,151,608	4,151,608
2.05.04.07.02	Treasury Shares	(719,042)	(719,042)
2.05.05	Equity Valuation Adjustments	1,248,814	1,298,729
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Translation Accumulated Adjustments	1,248,814	1,298,729
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/ Accumulated Losses	230,332	0
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Revenue from Sales and/or Services	2,282,260	2,282,260	3,104,282	3,104,282
3.02	Gross Revenue Deductions	(476,242)	(476,242)	(778,609)	(778,609)
3.03	Net Revenue from Sales and/or Services	1,806,018	1,806,018	2,325,673	2,325,673
3.04	Cost of Goods Sold and/or Services Rendered	(1,334,969)	(1,334,969)	(1,381,399)	(1,381,399)
3.04.01	Depreciation, Depletion and Amortization	(112,444)	(112,444)	(272,454)	(272,454)
3.04.02	Other	(1,222,525)	(1,222,525)	(1,108,945)	(1,108,945)
3.05	Gross Income	471,049	471,049	944,274	944,274
3.06	Operating Income/Expenses	(134,235)	(134,235)	(30,377)	(30,377)
3.06.01	Selling Expenses	(106,559)	(106,559)	(101,029)	(101,029)
3.06.01.01	Depreciation and Amortization	(1,126)	(1,126)	(1,869)	(1,869)
3.06.01.02	Other	(105,433)	(105,433)	(99,160)	(99,160)
3.06.02	General and Administrative	(70,777)	(70,777)	(68,952)	(68,952)
3.06.02.01	Depreciation and Amortization	(1,828)	(1,828)	(4,126)	(4,126)
3.06.02.02	Other	(68,949)	(68,949)	(64,826)	(64,826)
3.06.03	Financial	(252,953)	(252,953)	(256,152)	(256,152)
3.06.03.01	Financial Income	283,674	283,674	(26,623)	(26,623)
3.06.03.02	Financial Expenses	(536,627)	(536,627)	(229,529)	(229,529)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	108,941	108,941	5,486	5,486
3.06.03.02.02	Financial Expenses	(645,568)	(645,568)	(235,015)	(235,015)
3.06.04	Other Operating Income	74,820	74,820	5,099	5,099
3.06.05	Other Operating Expenses	(85,224)	(85,224)	(53,261)	(53,261)
3.06.06	Equity pick-up	306,458	306,458	443,918	443,918
3.07	Operating Income	336,814	336,814	913,897	913,897
3.08	Nonoperating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.09	Income before Taxes/Profit Sharing	336,814	336,814	913,897	913,897
3.10	Provision for Income and Social Contribution Taxes	(84,985)	(84,985)	(76,304)	(76,304)
3.11	Deferred Income Tax	61,709	61,709	(66,495)	(66,495)
3.11.01	Deferred Income Tax	45,678	45,678	(48,426)	(48,426)
3.11.02	Deferred Social Contribution	16,031	16,031	(18,069)	(18,069)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.15	Income/Loss for the Period	313,538	313,538	771,098	771,098
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	758,670	758,670	769,470	769,470
	EARNINGS PER SHARE (in Reais)	0.41327	0.41327	1.00212	1.00212
	LOSS PER SHARE (in Reais)				

9

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01	Net Cash from Operating Activities	104,593	104,593	280,981	280,981
4.01.01	Cash Generated in the Operations	541,469	541,469	381,394	381,394
4.01.01.01	Net Income for the Year	313,538	313,538	771,098	771,098
4.01.01.02	Provision for Charges on Loans and Financing	492,895	492,895	143,750	143,750
4.01.01.03	Depreciation, Depletion and Amortization	115,399	115,399	278,449	278,449
4.01.01.04	Income from Write-off and Disposal of Assets	0	0	1,356	1,356
4.01.01.05	Income from corporate interest	(306,458)	(306,458)	(443,919)	(443,919)
4.01.01.06	Gain and Loss in Percentage Variation	0	0	0	0
4.01.01.07	Deferred Income and Social Contribution Taxes	(61,709)	(61,709)	66,494	66,494
4.01.01.08	Provision for Swap/Forward operations	4,944	4,944	(462,915)	(462,915)
4.01.01.09	Provision for Actuarial Liability	(10,552)	(10,552)	(35,663)	(35,663)
4.01.01.11	Provision for Contingencies	13,559	13,559	25,897	25,897
4.01.01.12	Other Provisions	(20,147)	(20,147)	36,847	36,847
4.01.02	Variation in Assets and Liabilities	(436,876)	(436,876)	(100,413)	(100,413)
4.01.02.01	Accounts Receivable	10,646	10,646	(12,818)	(12,818)
4.01.02.02	Inventories	49,437	49,437	224,975	224,975
4.01.02.03	Receivables from Subsidiaries	(105,835)	(105,835)	(68,248)	(68,248)
4.01.02.04	Taxes to offset	(67,274)	(67,274)	13,654	13,654
4.01.02.05	Suppliers	(108,134)	(108,134)	(171,117)	(171,117)
4.01.02.06	Salaries and Social Charges	(7,307)	(7,307)	(5,271)	(5,271)
4.01.02.07	Taxes	69,382	69,382	(164,268)	(164,268)
4.01.02.08	Accounts Payable - Subsidiaries	47	47	(6,204)	(6,204)
4.01.02.09	Contingent Liabilities	12,649	12,649	72,120	72,120
4.01.02.10	Financial Institutions – Interest Rates	(319,641)	(319,641)	(145,017)	(145,017)
4.01.02.11	Financial Institutions - Swap	(4,771)	(4,771)	0	0
4.01.02.12	Other	33,925	33,925	161,781	161,781

10

04.01 – STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(319,037)	(319,037)	(259,306)	(259,306)
4.02.01	Judicial Deposits	(52,721)	(52,721)	(36,932)	(36,932)
4.02.02	Equity Swap Net Effects	0	0	0	0
4.02.03	Investments	(109,990)	(109,990)	0	0
4.02.04	Property, Plant and Equipment	(156,326)	(156,326)	(205,904)	(205,904)
4.02.05	Deferred Charges	0	0	(16,470)	(16,470)
4.03	Net Cash from Financing Activities	183,658	183,658	(544,680)	(544,680)
4.03.01	Loans and Financing	486,203	486,203	404,341	404,341
4.03.02	Receipt for share issue	0	0	0	0
4.03.03	Debentures	0	0	0	0
4.03.04	Financial Institutions – Principal	(302,543)	(302,543)	(148,181)	(148,181)
4.03.05	Dividends and Interest on Shareholders' Equity	(2)	(2)	(800,840)	(800,840)
4.03.06	Treasury Shares	0	0	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(297,654)	(297,654)	169,579	169,579
4.05	Increase (Decrease) in Cash and Cash Equivalents	(328,440)	(328,440)	(353,426)	(353,426)
4.05.01	Opening Balance of Cash and Cash Equivalents	7,391,679	7,391,679	745,115	745,115
4.05.02	Closing Balance of Cash and Cash Equivalents	7,063,239	7,063,239	391,689	391,689

11

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.04	Income/Loss for the Period	0	0	0	0	313,538	0	313,538
5.05	Distributions	0	0	0	0	(83,206)	0	(83,206)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	(83,206)	0	(83,206)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(49,915)	(49,915)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	(49,915)	(49,915)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.12.01	Unrealized Income	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	3,768,756	230,332	1,248,814	6,928,879

12

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.04	Net Income/Loss for the Period	0	0	0	0	313,538	0	313,538
5.05	Distributions	0	0	0	0	(83,206)	0	(83,206)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	(83,206)	0	(83,206)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(49,915)	(49,915)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	(49,915)	(49,915)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.12.01	Unrealized Income	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	3,768,756	230,332	1,248,814	6,928,879

13

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 – DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
1	Total Assets	31,735,764	31,497,439
1.01	Current Assets	17,929,924	18,328,700
1.01.01	Cash and Cash Equivalents	295,815	232,065
1.01.02	Receivable	2,566,416	2,979,891
1.01.02.01	Trade Accounts Receivable	1,225,448	1,086,557
1.01.02.01.01	Domestic Market	1,311,793	1,333,329
1.01.02.01.02	Foreign Market	153,491	139,608
1.01.02.01.03	Advance on Export Contracts (ACE)	0	(140,220)
1.01.02.01.04	Allowance for Doubtful Accounts	(239,836)	(246,160)
1.01.02.02	Sundry Receivable	1,340,968	1,893,334
1.01.02.02.01	Employees	23,580	23,764
1.01.02.02.03	Income and Social Contribution Taxes to Offset	71,326	128,055
1.01.02.02.04	Deferred Income Tax	539,825	543,631
1.01.02.02.05	Deferred Social Contribution	194,427	195,596
1.01.02.02.06	Other Taxes	375,992	350,604
1.01.02.02.07	Proposed Dividends Receivable	0	42,890
1.01.02.02.08	Loans with Subsidiaries	0	467,400
1.01.02.02.09	Other Receivable	135,818	141,394
1.01.03	Inventories	3,745,449	3,622,775
1.01.04	Other	11,322,244	11,493,969
1.01.04.01	Marketable Securities	8,860,907	8,992,048
1.01.04.02	Prepaid Expenses	28,199	27,945
1.01.04.05	Guarantee Margin of Financial Instruments	2,433,138	2,473,976
1.02	Noncurrent Assets	13,805,840	13,168,739
1.02.01	Long-Term Assets	2,958,705	2,514,172
1.02.01.01	Sundry Receivables	1,379,881	1,433,036
1.02.01.01.02	Securities Receivable	317,341	376,374
1.02.01.01.03	Deferred Income Tax	585,831	562,850
1.02.01.01.04	Deferred Social Contribution	198,663	190,981
1.02.01.01.05	Other Taxes	278,046	302,831
1.02.01.02	Receivable from Related Parties	479,120	0
1.02.01.02.01	From Associated and Related Companies	0	0
1.02.01.02.02	From Subsidiaries	479,120	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	1,099,704	1,081,136
1.02.01.03.01	Judicial Deposits	757,818	740,341
1.02.01.03.03	Prepaid Expenses	125,562	125,011
1.02.01.03.04	Securities	23,152	23,370
1.02.01.03.05	Other	193,172	192,414
1.02.02	Permanent Assets	10,847,135	10,654,567
1.02.02.01	Investments	1,326	1,512

14

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
1.02.02.01.01	Interest in Associated and Related Companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other Investments	1,326	1,512
1.02.02.02	Property, Plant and Equipment	10,279,579	10,083,777
1.02.02.02.01	In Operation, Net	8,052,296	7,584,944
1.02.02.02.02	In Construction	2,095,282	2,366,255
1.02.02.02.03	Land	132,001	132,578
1.02.02.03	Intangible Assets	525,845	526,796
1.02.02.04	Deferred Charges	40,385	42,482

15

08.02 – **CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)**

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
2	Total Liabilities	31,735,764	31,497,439
2.01	Current Liabilities	9,503,429	9,633,228
2.01.01	Loans and Financing	3,101,098	2,916,759
2.01.02	Debentures	22,163	44,428
2.01.03	Accounts Payable	1,795,182	1,939,205
2.01.04	Taxes, Fees and Contributions	701,668	702,589
2.01.04.01	Salaries and Social Contributions	105,508	117,994
2.01.04.02	Taxes Payable	339,563	333,811
2.01.04.03	Deferred Income Tax	0	795
2.01.04.04	Deferred Social Contribution	0	59
2.01.04.05	Taxes Paid in Installments	256,597	249,930
2.01.05	Dividends Payable	1,852,552	1,790,642
2.01.06	Provisions	158,321	146,528
2.01.06.01	Labor Contingencies	119,310	115,041
2.01.06.02	Civil Contingencies	58,978	46,103
2.01.06.04	Judicial Deposits	(75,523)	(69,434)
2.01.06.05	Pension Fund Provision	55,556	54,818
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	1,872,445	2,093,077
2.01.08.01	Financial Instruments – Equity Swap	1,364,970	1,596,394
2.01.08.02	Accounts payable – subsidiaries	67,715	36,261
2.01.08.03	Other	439,760	460,422
2.02	Noncurrent Liabilities	15,316,141	15,192,878
2.02.01	Long-Term Liabilities	15,316,141	15,192,878
2.02.01.01	Loans and Financing	8,238,983	8,040,773
2.02.01.02	Debentures	632,760	632,760
2.02.01.03	Provisions	2,506,121	2,521,551
2.02.01.03.01	Labor and Social Security Contingencies	75,280	69,676
2.02.01.03.02	Civil Contingencies	16,875	17,439
2.02.01.03.03	Tax Contingencies	3,670,933	3,660,486
2.02.01.03.04	Environmental Contingencies	69,626	71,361
2.02.01.03.05	Other Contingencies	128	64
2.02.01.03.06	Judicial Deposits	(1,326,721)	(1,297,475)
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	3,938,277	3,997,794
2.02.01.06.03	Pension Fund Provision	53,761	62,750
2.02.01.06.04	Taxes Paid in Installments	752,522	795,052
2.02.01.06.05	Accounts Payable – Subsidiaries	2,897,924	2,878,200
2.02.01.06.06	Other	234,070	261,792
2.03	Deferred Income	8,603	8,744

16

08.02 – **CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)**

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 -12/31/2008
2.04	Minority Interests	0	0
2.05	Shareholders' Equity	6,907,591	6,662,589
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	3,747,467	3,682,864
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	3,411 ,278	3,346,675
2.05.04.07.01	Investments	4,151,608	4,151,608
2.05.04.07.02	Treasury Shares	(719,042)	(719,042)
2.05.04.07.03	Unrealized Income	(21,288)	(85,891)
2.05.05	Equity Valuation Adjustments	1,172,239	1,298,748
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Translation Accumulated Adjustments	1,172,239	1,298,748
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	306,908	0
2.05.07	Advance for Future Capital Increase	0	0

17

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Revenue from Sales and/or Services	3,192,388	3,192,388	3,951,881	3,951,881
3.02	Deductions from Gross Revenue	(748,405)	(748,405)	(921,656)	(921,656)
3.03	Net Revenue from Sales and/or Services	2,443,983	2,443,983	3,030,225	3,030,225
3.04	Cost of Goods Sold and/or Services Rendered	(1,642,085)	(1,642,085)	(1,806,750)	(1,806,750)
3.04.01	Depreciation and Amortization	(156,482)	(156,482)	(311,887)	(311,887)
3.04.02	Other	(1,485,603)	(1,485,603)	(1,494,863)	(1,494,863)
3.05	Gross Profit	801,898	801,898	1,223,475	1,223,475
3.06	Operating Income/Expenses	(348,164)	(348,164)	(257,760)	(257,760)
3.06.01	Selling expenses	(175,519)	(175,519)	(161,322)	(161,322)
3.06.01.01	Depreciation and Amortization	(1,415)	(1,415)	(2,266)	(2,266)
3.06.01.02	Other	(174,104)	(174,104)	(159,056)	(159,056)
3.06.02	General and Administrative	(108,717)	(108,717)	(104,438)	(104,438)
3.06.02.01	Depreciation and Amortization	(7,034)	(7,034)	(11,088)	(11,088)
3.06.02.02	Other	(101,683)	(101,683)	(93,350)	(93,350)
3.06.03	Financial	(39,204)	(39,204)	121,291	121,291
3.06.03.01	Financial Income	374,238	374,238	317,423	317,423
3.06.03.02	Financial Expenses	(413,442)	(413,442)	(196,132)	(196,132)
3.06.03.02.01	Foreign Exchange and Monetary Variation, Net	51,586	51,586	138,328	138,328
3.06.03.02.02	Financial Expenses	(465,028)	(465,028)	(334,460)	(334,460)
3.06.04	Other Operating Income	90,437	90,437	10,520	10,520
3.06.05	Other Operating Expenses	(115,173)	(115,173)	(65,761)	(65,761)
3.06.06	Equity pick-up	12	12	(58,050)	(58,050)
3.07	Operating Income	453,734	453,734	965,715	965,715
3.08	Nonoperating Income	0	0	0	0

18

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	453,734	453,734	965,715	965,715
3.10	Provision for Income and Social Contribution Taxes	(114,652)	(114,652)	(126,998)	(126,998)
3.11	Deferred Income Tax	29,742	29,742	(71,413)	(71,413)
3.11.01	Deferred Income Tax	21,858	21,858	(51,847)	(51,847)
3.11.02	Deferred Social Contribution	7,884	7,884	(19,566)	(19,566)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	368,824	368,824	767,304	767,304
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	758,670	758,670	769,470	769,470
	EARNINGS PER SHARE (in reais)	0.48615	0.48615	0.99719	0.99719
	LOSS PER SHARE (in reais)				

19

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01	Net Cash from Operating Activities	147,516	147,516	641,624	641,624
4.01.01	Cash Generated in the Operations	658,895	658,895	838,227	838,227
4.01.01.01	Net Income for the Year	368,824	368,824	767,304	767,304
4.01.01.02	Provision for Charges on Loans and Financing	292,272	292,272	161,996	161,996
4.01.01.03	Depreciation, Depletion and Amortization	164,932	164,932	325,241	325,241
4.01.01.04	Income from Write-Off and Disposal of Assets	216	216	8,780	8,780
4.01.01.05	Income from Corporate Interest	0	0	58,050	58,050
4.01.01.07	Deferred Income and social contribution taxes	(29,743)	(29,743)	71,413	71,413
4.01.01.08	Provision for Swap/Forward Operations	(197,713)	(197,713)	(587,924)	(587,924)
4.01.01.09	Provision for Actuarial Liability	(10,552)	(10,552)	(35,663)	(35,663)
4.01.01.11	Provision for Contingencies	28,105	28,105	29,724	29,724
4.01.01.12	Other Provisions	42,554	42,554	39,306	39,306
4.01.02	Variation in Assets and Liabilities	(511,379)	(511,379)	(196,603)	(196,603)
4.01.02.01	Accounts Receivable	(159,722)	(159,722)	(15,780)	(15,780)
4.01.02.02	Inventories	(60,049)	(60,049)	237,790	237,790
4.01.02.04	Taxes to Offset	59,118	59,118	29,569	29,569
4.01.02.05	Suppliers	(133,342)	(133,342)	(263,368)	(263,368)
4.01.02.06	Salaries and Social Charges	(12,486)	(12,486)	(5,239)	(5,239)
4.01.02.07	Taxes	14,361	14,361	(202,225)	(202,225)
4.01.02.09	Contingent liabilities	12,731	12,731	70,859	70,859
4.01.02.10	Financial Institutions – Interest Rates	(225,226)	(225,226)	(199,436)	(199,436)
4.01.02.11	Financial Institutions – Swap Operations	(34,458)	(34,458)	0	0
4.01.02.12	Other	27,694	27,694	151,227	151,227
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(237,483)	(237,483)	(412,214)	(412,214)
4.02.01	Realization of the Swap Operations	203,840	203,840	0	0

20

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.02.02	Judicial Deposits	(52,811)	(52,811)	(38,077)	(38,077)
4.02.04	Property, Plant and Equipment	(387,349)	(387,349)	(357,628)	(357,628)
4.02.05	Deferred Charges	0	0	(16,509)	(16,509)
4.02.06	Intangible Assets	(1,163)	(1,163)	0	0
4.03	Net Cash from Financing Activities	235,089	235,089	(837,180)	(837,180)
4.03.01	Loans and Financing	501,954	501,954	217,372	217,372
4.03.04	Financial Institutions – Principal	(266,863)	(266,863)	(253,712)	(253,712)
4.03.05	Dividends and Interest on Shareholders' Equity	(2)	(2)	(800,840)	(800,840)
4.03.06	Treasury Shares	0	0	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(212,513)	(212,513)	(69,021)	(69,021)
4.05	Increase (Decrease) in Cash and Cash Equivalents	(67,391)	(67,391)	(676,791)	(676,791)
4.05.01	Opening Balance of Cash and Cash Equivalents	9,224,113	9,224,113	2,367,353	2,367,353
4.05.02	Closing Balance of Cash and Cash Equivalents	9,156,722	9,156,722	1,690,562	1,690,562

21

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.04	Income/Loss for the Period	0	0	0	0	368,824	0	368,824
5.05	Distributions	0	0	0	0	(83,206)	0	(83,206)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	(83,206)	0	(83,206)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(126,509)	(126,509)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	(126,509)	(126,509)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	64,603	21,290	0	85,893
5.12.01	Unrealized Income	0	0	0	64,603	0	0	64,603
5.12.02	Income from Inventories	0	0	0	0	49,210	0	49,210
5.12.03	Foreign Exchange Variation – Law 11638	0	0	0	0	0	0	0
5.12.04	Retained Earnings	0	0	0	0	0	0	0
5.12.05	Other	0	0	0	0	(27,920)	0	(27,920)
5.13	Closing Balance	1,680,947	30	0	3,747,467	306,908	1,172,239	6,907,591

22

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.04	Net Income/Loss for the Period	0	0	0	0	368,824	0	368,824
5.05	Distributions	0	0	0	0	(83,206)	0	(83,206)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	(83,206)	0	(83,206)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(126,509)	(126,509)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	(126,509)	(126,509)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	64,603	21,290	0	85,893
5.12.01	Unrealized Income	0	0	0	64,603	0	0	64,603
5.12.02	Income from inventories	0	0	0	0	49,210	0	49,210
5.12.03	Foreign Exchange variation – Law 11638	0	0	0	0	0	0	0
5.12.04	Retained Earnings	0	0	0	0	0	0	0
5.12.05	Other	0	0	0	0	(27,920)	0	(27,920)
5.13	Closing Balance	1,680,947	30	0	3,747,467	306,908	1,172,239	6,907,591

23

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of Reais, unless otherwise stated)

1. OPERATIONS

The main activity of Companhia Siderúrgica Nacional ("CSN" or "Company") is the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks ("UPV") located in the city of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary Estanho de Rondônia S.A. ("ERSA"), in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. In order to provide greater synergy to the processes, the Company also maintains strategic investments in mining companies, railroad, electricity and ports. In addition, the Company is establishing a cement plant and a long steel plant in Volta Redonda.

The company, aiming to get closer to clients and exploit markets on a global level, has a steel distributor, metal packaging plants, in addition to a galvanized steel plant in the South and another in the Southeast of Brazil to meet the demand of the home appliance and automotive industry, respectively. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

The Company's shares are listed on the Stock Exchanges in Brazil (BOVESPA) and in the United States (NYSE).

2. PRESENTATION OF THE QUARTERLY INFORMATION

The individual (Company) and consolidated quarterly information was prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law, pronouncements issued by the Committee for Accounting Pronouncements– CPC and rules issued by the Brazilian Securities and Exchange Commission - CVM.

In compliance with CPC 02, approved by the CVM Resolution 534, the Company integrated the investments abroad which are not characterized as independent entities into the Parent Company's quarterly information.

The Company, in order to enhance the disclosures to the market, presents the following supplementary information on the business segments, comprising the Parent Company and the consolidated financial information:

"A distinguishable component of the Company is a segment, goal of which is the manufacturing of products, the rendering of services, or the rendering of products and services within a particular economic environment, which is subject to risks and rewards that are different from other segments".

The quarterly information includes the changes brought by Law 11638/07 and Provisional Measure 449/08. The Company presents below a table with the effects related to the application of the new rules:

24

	Consolidated			3/31/2008 Parent Company		
	Balance disclosed at 3/31/08	Adjustments of Law 11,638/07 and MP 449/08	Adjusted balance	Balance disclosed at 3/31/08	Adjustments of Law 11,638/07 and MP 449/08	Adjusted balance
Shareholders' equity						
Capital	1,680,947		1,680,947	1,680,947		1,680,947
Reserves	1,300,055	(55,196) (2)	1,244,859	1,315,684	(105,634) (2)	1,210,050
Equity valuation adjustments						
Reversal of investees foreign exchange variation		(38,860) (9)	(38,860)		(38,860) (9)	(38,860)
Equity valuation adjustments		46,761	46,761			
Reversal of revaluation reserve	4,512,692	(4,512,692) (1)+(3)		4,512,692	(4,290,796) (1)+(3)	221,896
Reversal of exchange rate variation - intercompany Pre-payment		27,320	27,320			
Reversal of intercompany loans variation		20,282	20,282			
Reversal of loan agreement exchange variation		7,127	7,127			
Provision for deferred income and social contribution taxes on assets valuation adjustments		(18,608) (8)	(18,608)			
Retained earnings (or accumulated losses)	**767,304**	**(146,281)**	**621,023**	**840,818**	**4,086**	**844,904**
Reversal of realization of equity revaluation reserve		(111,459)	(111,459)	105,634	(105,634)	
Reversal of income, social contribution taxes on portion of revaluation reserve		35,915	35,915	(35,914)	35,915	1
Deferred assets write-off related to 2007 balance		(22,302) (6)	(22,302)		(22,302) (6)	(22,302)
Income for the period	767,304	(48,434)	718,870	771,098	96,107	867,205
TOTAL SHAREHOLDERS' EQUITY	**8,260,998**	**(4,670,146)**	**3,590,852**	**8,350,141**	**(4,470,064)**	**3,918,937**
NET REVENUE	**3,030,225**	**(2,213)**	**3,028,012**	**2,325,673**		**2,325,673**
Cost of goods sold and services rendered	(1,806,750)	109,452 (2)	(1,697,298)	(1,381,399)	102,058 (2)	(1,279,341)
GROSS OPERATING INCOME	**1,223,475**	**107,240**	**1,330,715**	**944,274**	**102,058**	**1,046,332**
OPERATING REVENUES AND EXPENSES						
Selling expenses	(161,322)	693 (2)	(160,629)	(101,029)	637 (2)	(100,392)
General and administrative expenses	(104,438)	(12,705) (2)	(117,143)	(68,952)	(12,077) (2)	(81,029)

Other operating income	(113,291)	(21,341)	(2)+(5)	(134,632)	395,757	2,545	(2)+(5)	398,302
OPERATING INCOME BEFORE FINANCIAL EFFECTS AND INTERESTS	**844,424**	**73,887**		**918,311**	**1,170,050**	**93,162**		**1,263,212**
Financial income and expenses	(17,039)			(13,028)	(97,826)			(97,826)
Foreign exchange and monetary variations, net	138,330	(105,015)	(7)	29,304	**(158,326)**	38,860	(7)	(119,466)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	**965,715**	**(31,128)**		**934,587**	**913,898**	**132,022**		**1,045,920**
Current income and social contribution taxes	(126,998)			(126,998)	(76,304)			(76,304)
Deferred income and social contribution taxes	(71,413)	(17,306)	(4)	(88,719)	(66,496)	(35,915)	(4)	(102,411)
NET INCOME FOR THE PERIOD	**767,304**	**(48,434)**		**718,870**	**771,098**	**96,107**		**867,205**

(1) Reversal of the revaluation
(2) Portion related to the reversal of the depreciation of the revaluation
(3) Income and social contribution tax reversal related to the revaluation
(4) Income and social contribution tax reversal related to the depreciation of the revaluation
(5) Write-off of revaluated assets
(6) Write-off of deferred assets referring to 2007 pursuant to law 11638
(7) Exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan
(8) Income tax (IR) and social contribution on net income (CSLL) related to exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan
(9) Assets valuation adjustment referring to equity pick-up effects

In the balance sheet for to the year ended December 31, 2008, presented for comparison purposes, certain reclassifications were made to improve the quality of the information related to the advance received by the jointly-owned subsidiary, as follows:

Balance sheet of the subsidiary:

Current liabilities – The Company reclassified the amount of R$90,653 thousand from loans and financing to accounts payable – subsidiaries.

Noncurrent liabilities - The Company reclassified the amount of R$7,195,501 thousand from loans and financing to accounts payable – subsidiaries.

Consolidated balance sheet:

Current liabilities - The Company reclassified the amount of R$36,261 thousand from loans and financing to accounts payable – subsidiaries.

Noncurrent liabilities - The Company reclassified the amount of R$2,878,200 thousand from loans and financing to accounts payable – subsidiaries.

3. MAIN ACCOUNTING PRACTICES

(a) Statement of income

The results of operations are recognized on the accrual basis and the revenue from the sales of products is recognized when the Company no longer controls or holds any responsibility for the property and all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service.

Revenue is not recognized if Management cannot measure its value precisely and if there is no significant certainty as to the realization of the economic benefit of the sale.

(b) Current assets and noncurrent assets

• Cash and cash equivalents

These are represented by immediate liquidity amounts, redeemable in up to 90 days from the balance sheet dates and with an insignificant risk of change in their market value. Financial assets included in this group are measured at fair value through the income.

• Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency are corrected at the exchange rate as of the date of the quarterly information. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses and Management's assessment takes into account the client's history, the financial situation and the assessment of our legal advisors regarding the receipt of these credits for the recording of this provision.

• Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

• Investments

Investments in subsidiaries and jointly-owned subsidiaries are recorded through the equity accounting method and recognized in the income for the period as operating income (or expenses). Other investments are recorded and kept at cost.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria consistency and uniformity with the practices adopted by the Company.

Accounting records of the dependent subsidiaries were consolidated to the parent Company's quarterly statements, as established in the CPC Pronouncement 02.

• Property, plant and equipment

These are recorded at acquisition, formation or construction cost. Depreciation is calculated through the straight-line method, based on the remaining economic useful lives of the assets, and depletion of the Casa de Pedra mine is calculated based on the quantity of iron ore extracted. Interest charges related to funds raised for specific construction in progress are capitalized until the constructions are concluded.

Law 11638/07, MP 449/08 and CPC 01 require that the recoverability valuation of all items comprising this subgroup be carried out and if there is evidence of loss, as no item should remain recorded under property, plant and equipment at an amount higher than its recoverable value, then there may be the need of the performance of a recoverability valuation of this asset. The Company valuated property, plant and equipment items and did not identify any loss to be recorded.

• Intangible assets

Intangible assets comprise the assets acquired from third parties, including by means of business combination, and/or those internally generated by the Company.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with an indefinite useful lives, as well as goodwill for expected future profitability, will no longer be amortized as of January 1, 2009, and their recoverable value is tested on a yearly basis. The Company did not identify any circumstance indicating the need to perform an impairment test as of March 31, 2009.

• Deferred charges

The Company maintains in this group just the remaining balances of deferred pre-operating expenses, which will be amortized in accordance with the criteria prior to Law 11638/07 due to the option offered by technical pronouncement CPC - 13 (Initial adoption of Law 11638/07 and Provisional Measure (MP) 449/08).

• Impairment

The recoverable value of the accounts of property, plant and equipment, intangible assets and deferred charges are tested on an yearly basis or whenever significant events or changes in circumstances indicate the book value may not be recovered.

27

In order to test the recoverability of an individual asset or a group of assets, the Company analyzes supporting evidence that their book values will not be recoverable and, should these evidences be confirmed and the Company identifies an impairment possibility, Management compares the residual book value of this group of assets with their recoverable value and records them.

• Other current and noncurrent assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the quarterly information or, in the case of prepaid expenses, at cost.

(c) Current and noncurrent liabilities

These are stated at their known or calculatable values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the quarterly information.

• Employees' benefits

In compliance with Resolution 371/00, issued by the Brazilian Securities and Exchange Commission, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on independent actuary studies, which are carried out annually .

• Income and social contribution taxes

Income and social contribution taxes are calculated at rates of 15% plus an additional of 10% on taxable basis for income tax and at a 9% rate on the taxable basis for social contribution on net income. In the calculation of taxes, the offsetting of the tax loss carryforward and negative basis of social contribution is also considered, and it is limited to 30% of the taxable income.

The deferred tax assets deriving from tax loss carry forwards and negative basis of social contribution on net income were recorded in compliance with the CVM Rule 371/02 and took into consideration the history of profitability and the expectations of generating future taxable income, based on a technical study.

(d) Derivative financial instruments

The financial instrument balances, recorded in accordance with the CPCTechnical Pronouncement 14, which was approved by the CVM Resolution 565/08, are classified and recorded at fair value and gains and losses are recognized in the income by accrual period.

In order to contract derivative financial instruments with hedging purposes within the Company's internal controls structure, the foreign exchange exposure is ascertained by means of performing an assessment of assets and liabilities exposed to foreign currency, among which we could cite: accounts receivable and payable in foreign currency and foreign currency cash and debt.

This exposure is continuously ascertained and presented to the Board of Directors for approval of the Company's hedging strategy.

(e) Other derivative financial instruments

The Company maintains a financial instrument called total return equity swap, purpose of which is to increase the return on financial assets. This instrument is recorded at fair value and gains and losses are recognized in income by accrual period.

The Company recorded this instrument in other accounts payable, and the guarantee margin of this instrument, in other accounts receivable.

(f) Nonderivatives financial instruments

Financial instruments are initially recognized at fair value plus, whereas those financial instruments not classified at fair value through the income, plus the transaction costs that are directly attributable to them. Subsequently to the initial recognition the financial instruments are measured as follows:

Financial asset or liability measured at fair value through the income

A financial instrument is classified as measured at fair value through the income if it is held for trading. These instruments are measured at fair value and the subsequent fluctuation is recognized in the income for the period.

Loans and receivable

These are measured at the amortized cost and by using the effective interest rate method, less impairment loss.

(g) Treasury Shares

As established by the CVM Instruction 10 of February 14, 1980, shares held in treasury are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the period.

(h) Accounting Estimates

The preparation of the quarterly information, in accordance with the accounting practices adopted in Brazil, requires that Management uses its judgment in determining and recording the accounting estimates, such as: allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employees' benefits. The settlement of the transactions involving these estimates may result in amounts different from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

4. CONSOLIDATED QUARTERLY INFORMATION

The accounting practices reflect the changes introduced by the new pronouncements and were treated uniformly in all the consolidated companies.

The consolidated quarterly information for the periods ended March 31, 2009 and December 31, 2008 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Ownership interest (%)		
Companies	3/31/2009	12/31/2008	Main activities
Direct investment: full consolidation			
CSN Energy	100.00	100.00	Equity interest
CSN Export	100.00	100.00	Financial operations, trading of products and equity interest
CSN Overseas	100.00	100.00	Financial operations and equity interest
CSN Panama	100.00	100.00	Financial operations and equity interest
CSN Steel	100.00	100.00	Financial operations and equity interest
Arame Corporation	100.00	100.00	Dorment Company
TdBB S.A	100.00	100.00	Dorment Company
International Charitable Corporation	100.00	100.00	Dorment Company
GalvaSud	99.99	99.99	Steel industry
Sepetiba Tecon	99.99	99.99	Maritime port services
Minas Pelotização	99.99	99.99	Mining and equity interest
CSN Aços Longos	99.99	99.99	Steel and/or metal products industry and trade
Nacional Siderurgia	99.99	99.99	Steel industry
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia Metalic Nordeste	99.99	99.99	Packaging production
Companhia Metalúrgica Prada	99.99	99.99	Packaging production
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Dorment Company
Congonhas Minérios	99.99	99.99	Mining and equity interest
CSN Energia	99.90	99.90	Electricity trading
Direct investment: proportional consolidation			
Transnordestina Logística	84.50	84.50	Railroad transport
Nacional Minérios	59.99	59.99	Mining and equity interest
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	27.27	27.27	Railroad transport
Indirect investment: full consolidation			
CSN Aceros	100.00	100.00	Equity interest
CSN Cayman	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	100.00	100.00	Financial operations
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel industry
CSN Holdings Corp	100.00	100.00	Equity interest
Companhia Siderurgica Nacional Partner LLC	100.00	100.00	Equity interest
Energy I	100.00	100.00	Equity interest
CSN Madeira	100.00	100.00	Financial operations, trading of products and equity interest
Cinnabar	100.00	100.00	Financial operations and equity interest
Hickory	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interest
CSN Acquisitions	100.00	100.00	Financial operations and equity interest
CSN Finance (Netherlands)	100.00	100.00	Financial operations and equity interest
CSN Finance	100.00	100.00	Financial operations and equity interest
CSN Holdings	100.00	100.00	Financial operations and equity interest
Lusosider Aços Planos	99.94	99.94	Steel industry and equity interest
Itamambuca Participações	99.93	99.93	Mining and equity interest
CSN Energia	0.10	0.10	Electricity trading
Indirect investment: proportional consolidation			
NMSA Madeira	60.00	60.00	Equity interest and trading of products and mining
Inversiones CSN Espanha	60.00	60.00	Financial operations and equity interest
Pelotização Nacional	59.99	59.99	Mining and equity interest
MG Minérios	59.99	59.99	Mining and equity interest
MRS Logística	6.00	6.00	Railroad transport

The following consolidation procedures were adopted in the preparation of the consolidated quarterly information:

• Elimination of the balances of asset and liability accounts between consolidated companies;
• Elimination of the balances of investments and shareholders' equity between consolidated companies;
• Elimination of balances of income and expenses and unrealized income deriving from consolidated intercompany transactions;
• Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated quarterly information;
• Reclassification of exchange rate variations of monetary items with net foreign investment characteristics from financial income to shareholders' equity.

Pursuant to the CVM Instruction 408 of August 18, 2004 the Company consolidates the quarterly information of the exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries' and jointly-owned subsidiaries' quarterly information coincides with that of the parent company.

The reconciliation between shareholders' equity and net income for the period of the parent company and consolidated is as follows:

	Shareholders' equity		Net income for the year	
	3/31/2009	12/31/2008	3/31/2009	3/31/2008
Parent company	**6,928,879**	**6,748,462**	**313,538**	**771,098**
Elimination of income in inventories	(49,209)	(85,873)	36,682	(3,794)
Exchange rate variation adjustments- CPC02			(9,494)	
Other adjustments	27,921		28,098	
Consolidated	**6,907,591**	**6,662,589**	**368,824**	**767,304**

Additionally, subsidiaries abroad which are not characterized as independent entities were consolidated to the parent company's quarterly information, pursuant to technical pronouncement CPC - 02, approved by the CVM Resolution 534/08:

	Ownership interest (%)		
Companies	3/31/2009	12/31/2008	Main activities
Branches			
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Equity interest

5. RELATED PARTY TRANSACTIONS

a) Transactions with the Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company's main shareholder, with a 45.98% interest in the voting capital.

31

Vicunha Siderurgia's corporate structure is as follows (information not reviewed):

Rio Purus Participações S.A. – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.
CFL Participações S.A. – holds 40% of National Steel and 39.99% of Vicunha Steel S.A
National Steel – holds 33.19% of Vicunha Aços
Vicunha Steel – holds 66.81% of Vicunha Aços
Vicunha Aços – holds 99.99% of Vicunha Siderurgia

During the period, CSN paid dividends in advance to Vicunha Siderurgia in the amounts indicated in the table below, in which the proposed dividends and interest on shareholders' equity as of December 31, 2008 are also shown, considering the Vicunha Siderurgia interest in CSN as of the closing date of these quarterly information.

Parent company	Proposed dividends	Proposed interest on shareholders' equity	Dividends paid in the period	Interest on shareholders' equity paid in the period
Total at 3/31/2009		38,261		
Total at 12/31/2008	689,947	123,421	938,223	93,210

b) Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, goals and transactions with these companies are stated as follows:

• **Assets**

Companies	Accounts receivable	Dividends receivable	Loans / Current accounts(*)	Advance for future capital increase	Total
Nacional Minérios	88,583	59,739	1,216,197		1,364,519
MRS Logística	511	129,420			129,931
Transnordestina				89,958	89,958
Itá Energetica		4,071			4,071
Total at 3/31/2009	89,094	193,230	1,216,197	89,958	1,588,479
Total at 12/31/2008	185,802	190,068		38,617	414,487

(*) Loan agreement of US$500,000 thousand, starting on January 28, 2009, maturing on January 31, 2012 and with semiannual interest rate of 12% p.a..

• Liabilities and shareholders' equity

	Liabilities				Shareholders' equity	
Companies	Advance to suppliers	Loans / Current accounts	Other	Total	Equity Valuation Adjustments - Effects	Total
Nacional Minérios	7,414,098		4,974	7,419,072	49,301	49,301
MRS Logística		2,142	113,147	115,289		
Itá Energetica			20,473	20,473		
Total at 3/31/2009	7,414,098	2,142	138,594	7,554,834	49,301	49,301
Total at 12/31/2008	7,286,154	2,142	68,266	7,356,562	51,825	51,825

Namisa: The advance to suppliers from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services by CSN. The contract has a 12.5% p.a. interest rate and maturity forecast for June 2042.

The valuation adjustment effects refer to an investee abroad whose functional currency is different from the real.

MRS: in other accounts payable from MRS Logística we recorded the amount provisioned by CSN to cover take-or-pay contractual expenses related to the rail transportation contract under normal price conditions practiced in this market.

Itasa: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

• Income

	Revenues			Expenses		
Companies	Products and services	Interest and monetary and exchange variations	Total	Products and services	Monetary and exchange variations	Total
Itá Energética				28,919		28,919
MRS Logística				93,142		93,142
Nacional Minérios ("Namisa")	95,927	23,739	119,666	20,759	220,501	241,260
Total at 3/31/2009	95,927	23,739	119,666	142,820	220,501	363,321
Total at 3/31/2008	19,953		19,953	122,673		122,673

• Nacional Minérios S.A. ("Namisa")

Its main purpose is to extract and sell own and third-party iron ore. The main operations are developed in the municipality of Congonhas, Ouro Preto, Itabirito and Rio Acima in the state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro. CSN maintains iron ore supply and port service provision transactions, in addition to maintaining operations related to operating and financial support.

• Transnordestina Logística S.A.

Its main purpose is to exploit the public rail cargo transportation service concession and the development in the Northeast Network, and it does not provide services to CSN. The Company does not maintain operating transactions with the subsidiary, and the operations between the parties are related to financial support to projects and operations of the subsidiary.

• **MRS Logística S.A.**

Its purpose is to exploit and develop the public rail cargo transportation service in the Southeast Network, which serves the Rio de Janeiro-São Paulo-Belo Horizonte stretch. MRS provides rail cargo transportation services for the supply and outflow of the CSN raw materials and finished products.

• **Itá Energética S.A. – Itasa**

Itasa holds an interest in the Itá Hydroelectric Power Plant consortium and the operations between the parties are related to the contracting of the electric power supply for the CSN operations.

c) Transactions with subsidiaries and special purpose entities (exclusive funds)

• **Assets**

Companies	Accounts receivable	Marketable securities (**)	Loans/Current accounts(*)	Dividends receivable	Advance for future capital increase	Total
Exclusive investment funds		1,651,767				1,651,767
Cinnabar			2,195,886			2,195,886
NMSA Madeira	47,926					47,926
CSN Madeira	517,900		493,863			1,011,763
CSN Export	252,525					252,525
CSN Cimentos					275,672	275,672
CSN Aços Longos					155,799	155,799
PRADA	99,725		2,508		(1,314)	100,919
Inal Nordeste	10,477				6,000	16,477
Cia. Metalic Nordeste	10,287					10,287
GalvaSud	8,097			100,567		108,664
Estanho Rondonia				4,958		4,958
CSN Energia				9,789		9,789
Aceros			58			58
Sepetiba Tecon	87		452			539
Total at 3/31/2009	947,024	1,651,767	2,692,767	115,314	436,157	5,843,029
Total at 12/31/2008	959,052	1,188,464	3,911,848	115,323	360,381	6,535,068

(*) Cinnabar – Contract in US$; interest ranging from 5.58% p.a. to 10.42% p.a.; final maturity in January 2015. CSN Madeira - Contract in US$; interest ranging from 9.50% to 10.88 % p.a.; final maturity in January 2015.

(**) Financial investments in exclusive funds managed by Banco Pactual are backed by Brazilian government bonds and have daily liquidity.

Accounts receivable derive from sales operations of products and services between the parent company and the subsidiaries.

• **Liabilities**

Companies	Loans and financing			Accounts payable		
	Pre-payment [1]	Fixed Rate Notes [2]	Loans and Intercompany Bonds [2]	Loans [3] / current accounts	Other	Total
Cinnabar	1,875,033	843,006	167,553	355,078		3,240,670
CSN Iron	113,069		1,440,497			1,553,566
CSN Export	856,641			13,752		870,393
CSN Madeira	450,941		24,422	407,495		882,858
Aceros				23,274		23,274
CSN Energia				14,969		14,969
Ersa					5,290	5,290
GalvaSud					474	474
Other(*)					947	947
Total at 3/31/2009	3,295,684	843,006	1,632,472	814,568	6,711	6,592,441
Total at 12/31/2008	3,387,512	931,857	1,575,704	820,671	7,054	6,722,798

The conditions of the transactions with these subsidiaries are shown as follows:

(1) Contracts in US$ - CSN Export: interest from 4.00% to 7.43% p.a. with maturity in May 2015.
   Contracts in US$ - Cinnabar: interest from 7.00% to 10.0% p.a. with maturity in June 2018.
   Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity in September 2016.
   Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity in January 2012.

(2) Contracts in US$ - CSN Iron: Intercompany Bonds: interest of 9.125% p.a. with maturity on June 1, 2047.
   Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on July 13, 2010.
   Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
   Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on September 15, 2011.

(3) Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
   Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
   Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other**:** Metalic and Inal Nordeste

• **Shareholders' equity – accumulated translation adjustments (Law 11638/07)**

Companies	Investment Exchange variation	Investments exchange variation effects	Total
CSN Steel	450,147	(33,232)	416,915
Overseas	290,479		290,479
Panama	227,277		227,277
Energy I	219,353		219,353
CSN Export	45,490		45,490
Total at 3/31/2009	1,232,746	(33,232)	1,199,514
Total at 12/31/2008	1,270,127	(23,223)	1,246,904

Translation Accumulated adjustments refer to investees overseas whose functional currencies are different from the Brazilian Real.

• **Income**

Companies	Revenues			Expenses		
	Products and services	Interest and monetary and exchange variations	Total	COGS / Products and services	Interest and monetary and exchange variations	Total
CSN Export	162,948	8,186	171,134	135,004	17,442	152,446
CSN Iron					19,234	19,234
Cinnabar		52,728	52,728		(68,944)	(68,944)
CSN Madeira	227,326	6,045	233,371	61,729	231	61,960
Aceros					(219)	(219)
NMSA Madeira	47,146	214	47,360	9,660		9,660
PRADA	171,971		171,971	38,478		38,478
Ersa				2,720		2,720
Sepetiba Tecon	848		848	143		143
GalvaSud	81,248		81,248	57,811		57,811
Cia. Metalic Nordeste	19,335		19,335	14,390		14,390
Inal Nordeste	4,982		4,982	4,870		4,870
Exclusive investment funds		133,156	133,156			
Total at 3/31/2009	715,804	200,329	916,133	324,805	(32,256)	292,549
Total at 3/31/2008	653,603	(99,705)	553,898	384,246	87,464	471,710

During the year of 2008 and the first quarter of 2009, the subsidiary CSN Export S.à.r.l.'s exported to the CSN subsidiary Lusosider in Portugal and CSN LLC in the United States, intermediated by third parties. These transactions and their effects were eliminated from the consolidated quarterly information.

d) Other related parties

• **CBS Previdência**

The Company is the main sponsor of CBS Previdência, not-for-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As the CBS Previdência sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans.

• **Fundação CSN**

CSN develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

• **Banco Fibra**

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

The balances of transactions between the Company and these entities are shown as follows:

Assets and Liabilities

| Companies | Assets | | Liabilities | | |
	Bank checking accounts and marketable securities	Total	Actuarial liabilities	Other accounts payable	Total
CBS Previdência			107,017		107,017
Fundação CSN				57	57
Banco Fibra	54,743	54,743			
Total at 3/31/2009	54,743	54,743	107,017	57	107,074
Total at 12/31/2008	2	2	117,568	83	117,651

Income

| Companies | Income | | Expenses | | |
	Monetary and exchange variation	Total	Pension fund expenses	Other expenses	Total
CBS Previdência			23,204		23,204
Fundação CSN				207	207
Banco Fibra	78	78			
Total at 3/31/2009	78	78	23,204	207	23,411
Total at 12/31/2008			(3,969)	746	(3,223)

e) Key management personnel

Key management personnel are responsible for planning, directing and controlling the Company's activities and include the members of the Board of Directors, statutory officers and other officers. The Company presents, in the table below, information on compensations and balances existing as of March 31, 2009.

| | 3/31/2009 | | 12/31/2008 | | 3/31/2009 | 3/31/2008 |
	Assets	Liabilities	Assets	Liabilities	Income	Income
Short-term benefits for employees and management		1,076		6,589	6,068	5,031
Post-employment benefits					63	190
Other long-term benefits	n/a	n/a	n/a	n/a	n/a	n/a
Benefits of labor agreement termination	n/a	n/a	n/a	n/a	n/a	n/a
Share-based compensation	n/a	n/a	n/a	n/a	n/a	n/a
		1,076		6,589	6,131	5,221

n/a – Not applicable

6. CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company	
	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Current				
Cash and cash equivalents				
Cash and Banks	**295,815**	**232,065**	**231,864**	**94,377**
Marketable securities				
In Brazil:				
Exclusive investment funds			1,651,767	1,188,464
Brazilian government bonds	2,097,217	1,395,692		
Fixed income and debentures	1,040,170	182,683	149,641	1,598
	3,137,387	**1,578,375**	**1,801,408**	**1,190,062**
Abroad:				
Time Deposits	5,723,520	7,413,673	5,029,967	6,107,240
Total Marketable securities	**8,860,907**	**8,992,048**	**6,831,375**	**7,297,302**
Cash and Cash Equivalents	**9,156,722**	**9,224,113**	**7,063,239**	**7,391,679**

The available financial funds in the parent company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive funds, managed by UBS Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The Company may bear the fund's operation fees (management, custody and audit fees) and it may also be called to back the shareholders' equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

The Company is the Companhia Brasileira de Latas (CBL) main raw material supplier and holds 77% of the debentures issued in 2002 by the latter in the amount of R$212,870. As of March 31, 2009, CSN recorded a provision for total loss of these debentures.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company	
	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Domestic market				
Subsidiaries			217,768	313,094
Other clients	1,096,370	1,333,329	664,937	715,820
	1,096,370	**1,333,329**	**882,705**	**1,028,914**
Foreign market				
Subsidiaries			818,351	831,760
Other clients	368,914	139,608	13,567	4,919
	368,914	**139,608**	**831,918**	**836,679**
Advance on Export Contracts (ACE)		(140,220)		(140,220)
Allowance for doubtful accounts	(239,836)	(246,160)	(182,147)	(162,128)
	1,225,448	**1,086,557**	**1,532,476**	**1,563,245**

38

8. INVENTORIES

	Consolidated		Parent Company	
	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Finished products	737,004	779,130	423,955	462,067
Work in process	1,179,645	720,258	1,060,226	695,383
Raw materials	823,956	1,189,815	504,702	830,123
Supplies	729,512	726,946	615,071	608,103
Advance to suppliers	288,647	220,666	261,674	84,568
Provision for losses	(26,815)	(23,354)	(22,846)	(18,546)
Materials in transit	13,500	9,314	5,645	3,164
	3,745,449	**3,622,775**	**2,848,427**	**2,664,862**

The Company interrupted, following its maintenance program, the operations of Blast Furnace 2 on March 29, 2009, seeking the general repair of the equipment. Blast Furnace 2 (AF-2) will be ready to resume its regular operations on June 1, 2009. This maintenance is in accordance with the Company's schedule and its purpose is to carry out equipment maintenance and to meet the revamp scheduled for 2012.

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred income and social contribution taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

	Consolidated		Parent Company	
	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Current assets				
Income tax	539,825	543,631	460,925	448,738
Social contribution	194,427	195,596	165,855	161,289
	734,252	**739,227**	**626,780**	**610,027**
Long-term assets				
Income tax	585,831	562,850	498,201	464,710
Social contribution	198,663	190,981	166,875	155,410
	784,494	**753,831**	**665,076**	**620,120**
Current liabilities				
Income tax		795		
Social contribution		59		
		854		
	3/31/2009	3/31/2008	3/31/2009	3/31/2008
Income				
Income tax	21,858	(51,847)	45,678	(48,426)
Social contribution	7,884	(19,566)	16,031	(18,069)
	29,742	**(71,413)**	**61,709**	**(66,495)**

39

Pursuant to the CVM Instruction 371 of June 27, 2002, some companies of the group, recorded tax credits on tax loss carryforwards and social contribution on a negative basis that are not subject to statute of limitations based on the expectations of future taxable income determined in technical valuation approved by the Management.

The book value of deferred tax assets is reviewed monthly and projections are reviewed annually, and are subject to any material aspects that might change realization projections. These studies indicate the realization of these companies' tax assets within the term established by the CVM Instruction and within the 30% limit of the taxable income, fact which is shown as follows:

				3/31/2009
	Consolidated		Parent Company	
Year	Corporate income tax Tax loss	Social contribution Negative basis	Corporate income tax Tax loss	Social contribution Negative basis
2009	251,505	90,609	206,349	74,207
2010	5,781	2,081		
2011	5,400	1,944		
2012	4,971	1,790		
2013	4,577	1,648		
2014 to 2016	11,297	4,308		
Total	**283,531**	**102,380**	**206,349**	**74,207**

(b) The sources of the deferred income and social contribution taxes of the parent company are shown as follows:

				3/31/2009				12/31/2008
	Income tax		Social contribution		Income tax		Social contribution	
	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
Assets								
Provisions for contingencies	40,964	317,262	14,747	114,214	37,450	318,847	13,482	114,785
Provision for interest on shareholders' equity	87,916		31,650		67,115		24,161	
Provision for payment of private pension plans	13,889	12,865	5,000	4,631	13,704	15,688	4,934	5,648
Taxes under litigation		23,775				23,370		
Tax credits – Income and social contribution taxes	206,349		74,207		233,598		83,839	
Other provisions	111,807	144,299	40,251	48,030	96,871	106,805	34,873	34,977
	460,925	**498,201**	**165,855**	**166,875**	**448,738**	**464,710**	**161,289**	**155,410**

(c) The reconciliation between the income and social contribution tax expenses and income of the parent company and consolidated, and the result of the rate on net income before Income tax (IR) and Social Contribution (CSLL) in force are shown as follows:

	Consolidated		Parent Company	
	3/31/2009	3/31/2008	3/31/2009	3/31/2008
Income before income and social contribution taxes	**453,734**	**965,715**	**336,814**	**913,897**
Rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	**(154,270)**	**(328,343)**	**(114,517)**	**(310,725)**
Adjustments to reflect the effective tax rate:				
Benefit of Interest on shareholders' equity – JCP	28,290	16,513	28,290	16,513
Equity income of subsidiaries at different rates or which are not taxable	78,452	130,672	104,196	154,088
Goodwill amortization		(19,372)		(1,015)
Tax incentives	1,456	3,186	1,456	2,136
Foreign exchange rate variation CPC02	(31,479)		(31,479)	
Other permanent (additions) deductions	(7,359)	(1,067)	(11,221)	(3,796)
Income and social contribution taxes on net income for the period	**(84,910)**	**(198,411)**	**(23,276)**	**(142,799)**
Effective rate	**19%**	**21%**	**7%**	**16%**

10. INVESTMENTS

a) Direct interest in subsidiaries and jointly-owned subsidiaries

Companies	Number of shares (in units) Common	Preferred	% direct interest	Net income (loss) for the year	Shareholders' equity (unsecured liability)	% direct interest	Net income (loss) for the year	Shareholders' equity (unsecured liability)
					3/31/2009			12/31/2008
Steel								
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	1,249	95,370	99.99	10,733	94,236
INAL Nordeste	37,800,000		99.99	(2,730)	38,808	99.99	2,004	41,538
CSN Aços Longos	41,830,119		99.99		36,807	99.99		36,807
Nacional Siderurgia	1,000,000		99.99	(1)	998	99.99	(365)	1,000
GalvaSud	11,610,671,043		99.99	20,988	708,916	99.99	115,238	687,927
CSN Steel	480,726,588		100.00	(52,235)	1,846,303	100.00	58,352	1,926,588
CSN Overseas	7,173,411		100.00	(24,553)	1,268,328	100.00	90,744	1,305,053
CSN Panama	4,240,032		100.00	3,093	763,275	100.00	(136,810)	767,227
CSN Energy	3,675,319		100.00	177,507	684,822	100.00	(529,270)	511,574
CSN Export	1,036,429		100.00	19,167	311,774	100.00	29,540	178,466
Cia. Metalurgica Prada	3,155,036		100.00	(2,522)	625,552	100.00	(5,706)	628,074
Logistics								
MRS Logística	188,332,667	151,667,313	27.27	99,906	1,651,733	27.27	663,190	1,551,827
Transnordestina Logística	253,873,418		84.50	(5,197)	281,988	84.50	(10,702)	287,998
Sepetiba Tecon	254,015,053		99.99	13,867	181,540	99.99	30,204	167,059
Energy								
Itá Energética	520,219,172		48.75	12,793	610,853	48.75	35,160	598,060
CSN Energia	1,000		99.90	685	84,982	99.90	(9,799)	84,382
Mining								
ERSA	34,236,307		99.99	(2,024)	20,499	99.99	4,958	27,481
Congonhas Minérios	5,010,000		99.99	115	5,633	99.99	437	5,518
Minas Pelotização	1,000,000		99.99	(1)	998	99.99	(433)	1,000
Nacional Minérios	475,052,685		59.99	209,605	8,303,363	59.99	198,516	8,103,235
Cement								
CSN Cimentos	122,826,303		99.99	(666)	63,882	99.99	(6,430)	64,549

b) Investment breakdown

Companies	12/31/2008 Opening balance of investments	Additions (write-offs) Capital increase (1)	Dividends	Adjustments foreign exchange variation CPC 02	Gain and loss in percentage variation	Equity pick-up and provision for losses	3/31/2009 Closing balance of investments
Steel							
Cia Metalurgica Prada	628,073					(2,521)	625,552
Cia. Metalic Nordeste	94,228					1,142	95,370
INAL Nordeste	41,537					(2,729)	38,808
CSN Aços Longos	36,807						36,807
Nacional Siderurgia	1,000					(2)	998
GalvaSud	687,927					20,989	708,916
CSN Steel	1,926,587			(10,009)	(18,041)	(52,234)	1,846,303
CSN Overseas	1,305,054				(12,184)	(24,542)	1,268,328
CSN Panama	767,227				(7,049)	3,097	763,275
CSN Energy	511,574				(4,260)	177,507	684,821
CSN Export	178,466	109,990			4,152	19,166	311,774
	6,178,480	**109,990**		**(10,009)**	**(37,382)**	**139,873**	**6,380,952**
Logistics							
MRS Logistica	423,176					27,076	450,252
Transnordestina Logística	243,359					(5,080)	238,279
Sepetiba Tecon	167,058					14,482	181,540
	833,593					**36,478**	**870,071**
Energy							
Itá Energética	291,554					6,237	297,791
CSN Energia	84,290		8			685	84,983
	375,844		**8**			**6,922**	**382,774**
Mining							
ERSA	22,523					(2,024)	20,499
Nacional Minérios	4,861,941		(3,162)	(2,522)		125,761	4,982,018
Congonhas Minérios	5,519					114	5,633
Pelotização Nacional	1,000					(2)	998
	4,890,983		**(3,162)**	**(2,522)**		**123,849**	**5,009,148**
Cement							
CSN Cimentos	64,548					(666)	63,882
Total MEP	**12,343,448**	**109,990**	**(3,154)**	**(12,531)**	**(37,382)**	**306,456**	**12,706,827**
Other investments	31						31
Total Investments	**12,343,479**	**109,990**	**(3,154)**	**(12,531)**	**(37,382)**	**306,456**	**12,706,858**

(1) **CSN Export** – it refers to capital increase in the amount of R$109,990 with issue of 1,004,475 common shares through CSN x CSN Export loan capitalization.

c) Additional Information on the main operating subsidiaries

• GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as its main corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products service center, ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production; iv) just-in-time supply to the automotive industry and, v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automobile industry.

• INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

• COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in several states of the country and has as its main activities the rolled steel reprocessing and distribution, the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

On December 30, 2008, in order to achieve greater synergy, optimization of operations, cost reduction and, also, become more efficient, Prada incorporated the net assets of Indústria Nacional de Aços Laminados – INAL, at book value.

For the manufacturing of its products, Prada uses as raw material rolled steel supplied by its parent company CSN.

• CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world's most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company CSN, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program for the Companies' Operations, established by the Government of the State of Ceará, main purpose of which is the promotion of the industrial development and job generation in the State.

• SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

• CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber ("Câmara de Comercialização de Energia Elétrica") – CCEE, in the amount of R$54,224 (R$54,224 as of December 31, 2008), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that recording an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

• CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business under construction, which will have the production and trading of cement as its main purpose. CSN Cimentos will use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The results verified in this Company refer to expenses related to residual expenditures resulting from activities which were discontinued in 2002, when the Company was called FEM – Projetos, Construções e Montagens.

• ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The subsidiary's mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

d) Additional information on the main jointly-owned subsidiaries

The balances of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company's quarterly information, in accordance with the interest described in item (a) of this Note.

	3/31/2009				12/31/2008			
	NAMISA	TRANSNORDESTINA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA
Current Assets	1,937,005	52,316	801,069	70,962	653,027	37,465	1,086,480	60,077
Noncurrent Assets	8,601,214	607,593	3,521,755	921,938	8,530,730	590,303	3,505,537	935,540
Long-term assets	7,298,256	39,905	635,549	5,057	7,267,099	46,726	651,421	5,657
Investments, Property, Plant and Equipment and Deferred Charges	1,302,958	567,688	2,886,206	916,881	1,263,631	543,578	2,854,116	929,883
Total Assets	**10,538,219**	**659,909**	**4,322,824**	**992,900**	**9,183,757**	**627,768**	**4,592,017**	**995,617**
Current Liabilities	463,793	31,258	970,032	115,910	490,141	44,441	1,362,579	117,628
Noncurrent Liabilities	1,771,063	346,663	1,701,059	266,137	590,381	295,329	1,677,611	279,929
Shareholders' Equity	8,303,363	281,988	1,651,733	610,853	8,103,235	287,998	1,551,827	598,060
Total Liabilities and Shareholders' Equity	**10,538,219**	**659,909**	**4,322,824**	**992,900**	**9,183,757**	**627,768**	**4,592,017**	**995,617**

	3/31/2009				3/31/2008			
	NAMISA	TRANSNORDESTINA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA
Net revenue	306,223	16,652	460,678	54,863	134,448	16,821	532,344	51,044
Cost of Goods Sold and Services Rendered	(193,664)	(15,804)	(279,625)	(16,777)	(86,467)	(14,751)	(303,428)	(12,310)
Gross Income (Loss)	112,559	848	181,053	38,086	47,981	2,070	228,916	38,734
Operating Revenues (Expenses)	(49,314)	(3,937)	(35,799)	(12,259)	(43,626)	(1,927)	(27,021)	(12,996)
Net Financial Income	222,740	(2,108)	378	(6,424)	(10,385)	(5,807)	(16,416)	(11,657)
Income (Loss) before income and social contribution taxes	285,985	(5,197)	145,632	19,403	(6,030)	(5,664)	185,479	14,081
Current and deferred income and social contribution taxes	(76,378)		(45,726)	(6,610)	(6,788)		(64,034)	(4,800)
Net Income (Loss) for the period	**209,605**	**(5,197)**	**99,906**	**12,793**	**(12,818)**	**(5,664)**	**121,445**	**9,281**

• NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, NAMISA's main purpose is the production, purchase and sale of iron ore. NAMISA sells its products mainly in the foreign market.

NAMISA's main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. ("NAMISA") to Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co., Ltd. and Posco. Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3.041.473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders' agreement entered into between the parties, CSN consolidated NAMISA in a proportional manner.

The NAMISA operation is fully integrated, including access to rail transportation in the form of a long-term agreement with MRS and, as part of the business, CSN capitalized NAMISA with a 10% interest in the MRS Logística capital in November 2008.

• TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another equal period. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federation in an extension of 4,534 km. The concession also comprises the lease of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In accordance with the Annual General Meeting held on May 12, 2008, the corporate name of former CFN was changed to Transnordestina Logística S.A, and on this same date, CSN capitalized AFACs in the amount of R$136,153 and the interest changed from 46.88% to 71.24% . Subsequently, on November 17, 2008, the Company carried out a new capital increase in the amount of R$253,874, becoming the holder of an 84.50% interest in Transnordestina Logística S.A..

• MRS LOGÍSTICA

The Company's main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93% .

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company and, 4.3377% through International Investment Fund (pending the National Agency for Land Transport (ANTT) authorization), which integrates the Company's quarterly information as per the CPC Technical Pronouncement 02.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, the Company leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities.

• ITÁ ENERGÉTICA S.A. - ITASA

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose Company (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

e) Additional information on indirect interests abroad

• COMPANHIA SIDERURGICA NACIONAL - LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

• LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a Company privatized by the Portuguese government that year. Lusosider is the only Portuguese Company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The Company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (piping and metallic structures), and in home appliance components.

11. PROPERTY, PLANT AND EQUIPMENT

					Consolidated
	Depreciation, depletion and amortization rate (p.a%)	Cost	Accumulated depreciation, depletion and amortization	Residual value 3/31/2009	Residual value 12/31/2008
Machinery and equipment		7,006,181	(1,333,263)	5,672,918	5,294,887
Mines and mineral deposits		5,332	(629)	4,703	5,207
Buildings		1,180,969	(161,034)	1,019,935	1,010,856
Furniture and fixtures		137,591	(113,595)	23,996	24,794
Land		132,001		132,001	132,578
Construction in progress		2,095,282		2,095,282	2,366,255
Other assets		1,829,883	(499,139)	1,330,744	1,249,200
		12,387,239	**(2,107,660)**	**10,279,579**	**10,083,777**
					Parent Company
Machinery and equipment	8.78	5,756,818	(880,143)	4,876,675	4,484,433
Mines and mineral deposits	0.05	2,323	(3)	2,320	2,321
Buildings	3.56	577,393	(37,306)	540,087	526,950
Furniture and fixtures	10.00	111,569	(94,686)	16,883	17,590
Land		85,739		85,739	85,368
Construction in progress		1,210,999		1,210,999	1,598,458
Other assets	20.00	254,051	(77,236)	176,815	172,228
		7,998,892	**(1,089,374)**	**6,909,518**	**6,887,348**

46

The financial charges that were capitalized in the quarter in the parent company amounted to R$11,487 (R$22,012 in the first quarter of 2008) and R$13,184 (R$22,864 in the first quarter of 2008) in the consolidated. These charges are determined on the financing contracts for the mining, cement and long steel projects.

The Company analyzed the circumstances to verify if there was a possibility of impairment, and based on the analyses performed it did not identify any evidence that the residual book value of the assets or groups of assets was recorded at a value higher than the recovery value, in accordance with its the cash generating units.

As of March 31, 2009, the assets provided as collateral for financial operations totaled R$47,985 (R$47,985 as of December 31, 2008).

12. INTANGIBLE ASSETS

					Consolidated	
		Amortization			Residual value	
	Useful life terms	annual rates %	Cost	Accumulated Amortization	**3/31/2009**	**12/31/2008**
Software	05 years	20	45,114	(19,313)	25,801	25,526
Goodwill from expected future profitability			793,379	(293,335)	500,044	501,269
			838,493	(312,648)	525,845	526,796

					Parent Company	
		Amortization			Residual value	
	Useful life terms	annual rates %	Cost	Accumulated Amortization	**3/31/2009**	**12/31/2008**
Software	05 years	20	18,210	(5,317)	12,893	12,912
Goodwill from expected future profitability			206,927	(183,790)	23,137	23,137
			225,137	(189,107)	36,030	36,049

Software: This is valued at the cost of acquisition, less accumulated amortization and, when applicable, less impairment losses.

Goodwill: This refers to the goodwill originally paid for the interests in ERSA and goodwill effects of the subsidiaries Galvasud, Prada and Namisa related to mergers performed by the Companies. The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts will not be amortized in the accounting as from January 1, 2009, when they will only be subject to impairment tests.

Goodwill in investments:	Balance at 12/31/2008	Additions/ Write-offs	Balance at 3/31/2009	Investor
Parent Company				
Ersa	23,137		23,137	CSN
Subtotal - Parent Company	**23,137**		**23,137**	
CSN I	19,837		19,837	GalvaSud
Inal	86,412		86,412	Prada
CFM	347,097	21	347,118	Namisa
Onomatopeia	9,814		9,814	Prada
Other	14,972	(1,246)	13,726	Itasa
Total - Consolidated	**501,269**	**(1,225)**	**500,044**	

13. DEFERRED CHARGES

In compliance with Law 11638/07 and the CPC Technical Pronouncement 13, the Company maintains a record of the remaining balance of deferred assets referring to preoperating expenses recognized up to December 31, 2007.

These assets will be kept in the Company's accounting up to their total amortization and/or write-off due to impairment. As of March 31, 2009, the balance of these assets was R$33,183 (R$34,531 as of December 31, 2008) in the parent company and R$40,385 (R$42,482 as of December 31, 2008) in the consolidated.

The amortization of this remaining balance during the period ended as of December 31, 2009 amounted to R$1,348 (R$12,504 in the first quarter of 2008), allocated to production costs.

14. LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company			
	Current liabilities		Noncurrent Liabilities		Current liabilities		Noncurrent Liabilities	
	3/31/2009	12/31/2008	3/31/2009	12/31/2008	3/31/2009	12/31/2008	3/31/2009	12/31/2008
FOREIGN CURRENCY								
Long-Term Loans								
Advance on Export Contracts (ACC)	2,192,845	2,190,555	242,182	241,553	2,192,845	2,190,557	242,182	241,554
Prepayment	283,581	275,084	1,861,861	1,963,539	378,298	307,561	4,206,151	4,402,184
Perpetual Bonds	34,824	35,152	1,736,400	1,752,750	34,824	35,152	1,736,400	1,752,750
Fixed Rate Notes	60,204	51,261	2,199,440	2,220,150	104,870	64,625	4,428,800	4,551,150
Import Financing	124,606	121,733	204,372	212,474	82,180	80,640	94,369	98,467
BNDES/Finame	16,034	8,639	118,475	106,641	14,714	8,290	107,088	100,286
Other	247,894	247,203	126,989	133,421	93,896	55,753	13,544	13,671
	2,959,988	**2,929,627**	**6,489,719**	**6,630,528**	**2,901,627**	**2,742,577**	**10,828,535**	**11,160,062**
LOCAL CURRENCY								
Long-Term Loans								
BNDES/Finame	198,784	248,361	1,561,980	1,223,306	126,796	187,492	984,207	695,900
Debentures	22,163	44,429	632,760	632,760	11,099	33,947	600,000	600,000
Prepayment	5,332	2,224	100,000	100,000	5,332	2,224	100,000	100,000
Loan					105,660	104,693		
Other	35,773	41,155	89,308	94,504	6,899	6,960	4,200	4,200
	262,052	**336,169**	**2,384,048**	**2,050,570**	**255,786**	**335,316**	**1,688,407**	**1,400,100**
Total Loans and Financing	**3,222,041**	**3,265,796**	**8,873,767**	**8,681,098**	**3,157,413**	**3,077,893**	**12,516,942**	**12,560,162**
Derivatives	(98,779)	(304,609)	(2,024)	(7,565)	2,047	1,874		
Total Loans, Financing and Derivatives	**3,123,261**	**2,961,187**	**8,871,743**	**8,673,533**	**3,159,460**	**3,079,767**	**12,516,942**	**12,560,162**

As of March 31, 2009, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company	
2010	743,081	8.4%	1,700,463	11.1%
2011	991,528	11.2%	1,083,332	6.4%
2012	1,605,769	18.1%	1,649,530	9.4%
2013	2,056,617	23.2%	2,099,161	11.7%
2014	282,531	3.2%	561,286	4.0%
After 2014	1,455,816	16.4%	3,686,769	48.6%
Perpetual Bonds	1,736,401	19.6%	1,736,401	8.8%
	8,871,743	**100.0%**	**12,516,942**	**100.0%**

Loans, financing and debentures are subject to interest, annual rates of which, as of March 31, 2009, are presented as follows:

	Consolidated		Parent Company	
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	163,145	4,747,903	105,660	6,007,638
From 7.1 to 9%	802,869	473,827	508,929	1,788,088
From 9.1 to 11%	811,711	4,100,828	613,170	5,934,437
Above 11%	854,940	74,361	611,099	
Derivatives		(100,804)		
Variable	13,436	52,789	105,335	2,046
	2,646,100	**9,348,904**	**1,944,193**	**13,732,209**
		11,995,004		**15,676,402**

Percentage composition of total loans, financing and debentures, by currency/index of origin:

	Consolidated		Parent Company	
	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Local Currency				
CDI	6.65	7.10	4.57	4.71
IGPM	0.37	0.46	0.67	0.67
TJLP	14.71	12.68	7.09	5.65
IGP-DI	0.09	0.10	0.07	0.07
Other rates	0.34	0.17		
	22.16	**20.51**	**12.40**	**11.10**
Foreign Currency				
US dollar	78.60	82.05	82.21	74.67
Yen			5.38	14.22
Euro	0.08	0.12		
Other currencies	(0.84)	(2.68)	0.01	0.01
	77.84	**79.49**	**87.60**	**88.90**
	100.00	**100.00**	**100.00**	**100.00**

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 18.

	3/31/2009	12/31/2008
Property, Plant and Equipment	47,985	47,985
Personal Guarantee	95,788	95,254
Imports	80,761	83,853
Securitizations (Exports)	123,811	117,369
	348,345	344,461

The following tables show the amortization and funding in the current period:

Company	Description	Principal (million)	Payment date	Amortization Interest rate (p.a.)
CSN	BNDES	R$ 16	Feb / 2009	2.20% up to 3.20%
CSN	Debentures	R$ 41	Feb / 2009	103.6% CDI (4th issue)
CSN	BNDES	R$ 5	Mar / 2009	2.20% up to 3.20%
Total amortization in R$		**R$ 62**		
Island IX	Fixed Rate Notes	US$39	Jan / 2009	9.50% and 10.5%
CSN	BNDES	US$1	Jan / 2009	1.70% and 2.70%
CSN	ACC	US$7	Jan / 2009	6.0%
CSN	Pre-payment of third parties	US$2	Jan / 2009	5.65% and 6.43%
CSN Export	Pre-payment of third parties	US$28	Feb / 2009	7.28% and 7.43%
CSN	Loans from third parties	US$1	Feb / 2009	6.24%
CSN	Pre-payment of third parties	US$10	Feb / 2009	5.19% up to 5.81%
CSN	Pre-payment of third parties	US$2	Mar / 2009	4.78% up to 5.90%
CSN	ACC	US$21	Mar / 2009	3.25%
CSN	Equipment import	US$1	Mar / 2009	5.00% up to 8.40%
Total amortization in US$		**US$112**		

Company	Description	Principal (million)	Issue	Term	Maturity	Funding Interest rate (p.a.)
CSN Cimentos	BNDES	R$ 54	2/26/2009	5 years	2/17/2014	TJLP + 2.7%
CSN	BNDES	R$ 90	2/26/2009	5 years	2/17/2014	TJLP + 2.7%
CSN	BNDES	R$ 215	3/16/2009	18 years	12/15/2027	TJLP + 1.3%
Funding in R$		**R$ 359**				
CSN Cimentos	BNDES	US$ 3	2/26/2009	5 years	4/15/2014	UM006 + 2.7%
CSN	BNDES	US$ 24	2/26/2009	5 years	4/15/2014	UM006 + 2.7% to 3.2%
CSN	ACC	US$ 25	3/16/2009	1 year	3/5/2010	4.35%
Funding in US$		**US$ 52**				

a) Loans and financing with certain financial institutions have limiting contractual clauses (covenants) that are common in financial contracts in general, which the Company has properly complied with as of March 31, 2009. Some of the main covenants are informed as follows:

In export and import financing operations:

"The Company must maintain all authorizations necessary to comply with the obligations established in the contract."

"The Company undertakes to export in an amount sufficient to cover the principal and interest added value due on the respective payment dates – coverage ratio."

In financing obtained with the Brazilian Development Bank – BNDES

"The Company undertakes to prove the investment of own funds established in the project."

"The Company undertakes not to promote acts or measures which may jeopardize or change the economic-financial equilibrium of the loan Beneficiary."

Debenture issuances:

"The Company must immediately notify the Fiduciary Agent on the call for any general debenture holders' meeting by the issuer."

b) The Company and its subsidiaries also assume covenants which are specific to certain contracts, but usual in operations of the same nature, which had also been complied with as of March 31, 2009. For instance:

Covenants of the Company for Eurobonds issued by its subsidiaries:

"In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes."

Covenants applicable to the Company's subsidiaries:

CSN Export S.à.r.l (Securitization): "CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect."

"The Company undertakes to export in sufficient amounts at the principal and interest added value due on the respective payment dates – coverage ratio."

CSN Export S.à.r.l recorded in the 23rd quarter of its Securitization program, an insufficient level of exports to meet certain export coverage indices established in the program contracts (cover ratios), resulting in an Accumulation Event. This fact derived from a strong decrease in foreign demand for steel products, and the Company has already taken measures to redress the situation in the next quarter. The Accumulation Event is simply a temporary allocation of funds (up to the amount equivalent to twice the debt service) to an account managed by the custodian bank, until the event is redressed. This does not characterize, therefore, an event of default, and does not produce consequences to the other financial contracts of the Company, nor to the quarterly information as of March 31, 2009.

CSN Islands X Corp. and CSN Islands IX Corp. (Eurobonds): "The issuer must not assume debts, except for those represented by the Notes, or debts representing commissions, costs or indemnifications due in accordance with the established in the operation documentation."

Transnordestina (BNDES financing): "Transnordestina commits not to change, without prior and express authorization of BNDES, its share control."

15. DEBENTURES

Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 nonconvertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Clearing House for the Custody and Financial Settlement of Securities (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds of this debenture issue contain restrictive contractual covenants, usual to this kind of operation, described as follows, which have been duly complied with by the Company:

a) Provision of information: the Company must provide to the trustee any information that the latter may reasonably require the former in up to ten business days counting from the date of the respective requirement;

b) Audit: the Company must submit, pursuant to the law, its accounts and balance sheets to examination by an independent audit firm registered with CVM;

c) General Debenture holders' Meeting: it must immediately notify the trustee on the call for any General Meeting by the Issuer.

16. FINANCIAL INSTRUMENT

I – Derivatives

a) Policies for the use of hedging derivatives

The Company's financial policy reflects the liquidity parameters, credit risk, and market risk approved by the audit committee and board of directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company's balance sheet and statement of income, should comply with these same parameters. Pursuant to the Company's internal rules, this financial investment policy was approved and is managed by the financial department.

As a routine, the financial department presents and discusses, at the meetings of the board of executive officers and board of directors, the company's financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company's management. The use of other derivative instruments is subject to prior approval by the Board of Directors. In this context, considering that equity instruments historically present higher yield than fixed income instruments, and with the purpose of reducing third party capital cost, the Company contracted a total return swap operation on ADRs of its own issuance (see Note 17).

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company's debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

• Continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and debt in foreign currency;

• presentation of the Company's financial position and foreign exchange exposure, as a routine, at meetings of the board of executive officers and of the board of directors which approve this hedging strategy;

• contracting of hedge derivative operations only with first-tier banks;

The Company's consolidated net exposure to the foreign exchange rate as of March 31, 2009 is shown as follows:

	Amounts in US$ thousand
	3/31/2009
Assets in foreign currency	**3,219,987**
Cash and cash equivalents abroad	2,492,489
Guarantee (margin) surplus	461,372
Accounts receivable - foreign market clients	159,345
Advances to suppliers	106,781
Liabilities in foreign currency	**(4,388,881)**
Loans and financing	(4,081,595)
Accounts payable to suppliers	(625,786)
Notional value of contracted derivatives	318,500
Net exposure	**(1,168,894)**

The results obtained with these operations are in accordance with the policies and strategies defined by the Company's management.

53

b) Main risks resulting from the Company's operations

• Exchange rate risk

Although most of the Company's revenues are denominated in Brazilian Reais, as of March 31, 2009, R$9,449,708 or 63% of the Company's consolidated loans and financing were denominated in foreign currency (R$9,560,157 or 66% as of December 31, 2008). As a result, the Company is subject to variations in exchange and interest rates and it manages the risk of the fluctuations in the amounts in Brazilian Reais that will be necessary to pay the obligations in foreign currency using a number of financial instruments, including cash invested in dollar and derivatives (derivative contracts without financial leverage, such as foreign currency put and call option), mainly swaps and futures contracts.

• Interest rate risk

The Company has short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company may maintain derivatives to manage these risks better.

• Credit risk

The exposure to credit risk of financial institutions complies with the parameters established in the Company's financial policy. The exposure to credit risk of our clients and suppliers complies with the parameters established by the Company's credit policy.

Since part of the Companies' funds is invested in Brazilian government bonds, there is also exposure to the Company's credit risk.

In order to mitigate market risks, as foreign exchange and interest rate, the Company's Management contracts operations with derivatives, as shown below:

• Exchange swap transactions

Exchange swap transactions aim to protect its liabilities denominated in foreign currency against the depreciation of the Real. The Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the exchange variation observed in the period plus interest rate which ranges between 4.35% and 9.00% p.a., multiplied by the notional value (long position) and pays interest based on the Interbank Deposit Certificate – CDI, with rates ranging between 93% and 117.3% on the amount in Reais of the notional value on the date of the contracting (short position). The notional value of these swaps as of March 31, 2009, was US$343,000 thousand (US$1,528,000 thousand on December 31, 2008). The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. These transactions are related to operations in the Brazilian over-the-counter market, primarily having first-tier financial institutions as counterparts, contracted within exclusive funds.

54

As of March 31, 2009, the position of these contracts is as follows:

a) Outstanding operations

Counterparts	Notional value US$ thousand				Valuation - 2009 (R$ thousand)		Valuation - 2008 (R$ thousand)		Fair value (market) (R$ thousand)		Amount payable or receivable in the period (R$ thousand)	
	2009	Operation maturity	2008	Operation maturity	Long-term position	Short-term position	Long-term position	Short-term position	2009	2008	Amount receivable/ received	Amount payable/paid
Itau BBA	20,000	4/20/2009	20,000	4/20/2009	48,127	(49,116)	48,348	(47,719)	(989)	629		(1,618)
Itau BBA	20,000	7/31/2009	20,000	7/31/2009	48,012	(34,207)	47,780	(33,220)	13,805	14,560		(755)
ABN Amro	95,000	8/14/2009	95,000	8/14/2009	228,311	(168,766)	226,869	(163,809)	59,545	63,060		(3,515)
ABN Amro	50,000	8/24/2009	50,000	8/24/2009	120,059	(87,924)	119,144	(85,309)	32,135	33,835		(1,700)
Itau BBA	60,000	11/16/2009	60,000	11/16/2009	145,946	(151,566)	143,655	(147,212)	(5,620)	(3,557)		(2,063)
Itau BBA	18,000	11/19/2009	18,000	11/19/2009	43,139	(42,363)	42,454	(41,106)	776	1,348		(572)
Santander	30,000	11/30/2009	30,000	11/30/2009	74,244	(78,914)	72,984	(76,845)	(4,670)	(3,861)		(809)
Itau BBA	25,000	12/11/2009	25,000	12/11/2009	60,974	(62,419)	59,894	(60,596)	(1,445)	(702)		(743)
Goldman Sachs	10,000	12/11/2009	10,000	12/11/2009	24,219	(24,625)	23,790	(23,836)	(406)	(47)		(359)
Itau BBA	(10,000)	12/11/2009			24,374	(23,659)			715		715	
Santander	25,000	3/5/2010			58,896	(57,817)			1,079		1,079	
	343,000		328,000		876,301	(781,376)	784,918	(679,652)	94,925	105,265	1,794	(12,134)

b) Settled operations

Date of settlement	Counterparts	Notional value US$ thousand		Valuation - 2009 (R$ thousand)		Valuation - 2008 (R$ thousand)		Fair value (market) (R$ thousand)		Amount payable or receivable in the period (R$ thousand)	
		2009	2008	Long-term position	Short-term position	Long-term position	Short-term position	2009	2008	Amount receivable/ received	Amount payable/paid
1/2/2009	Itau BBA	150,000	150,000	356,273	(296,669)	355,456	(296,518)	59,604	58,938	666	
1/2/2009	Santander	5,000	5,000	11,707	(11,795)	11,680	(11,789)	(88)	(109)	21	
1/2/2009	Santander	50,000	50,000	116,990	(117,951)	116,722	(117,891)	(961)	(1,169)	208	
1/2/2009	Santander	47,000	47,000	110,039	(110,874)	109,787	(110,818)	(835)	(1,031)	196	
1/2/2009	Itau BBA	400,000	400,000	934,883	(943,609)	932,738	(943,131)	(8,726)	(10,393)	1,667	
1/2/2009	Itau BBA	50,000	50,000	116,902	(117,951)	116,633	(117,892)	(1,049)	(1,259)	210	
1/2/2009	Itau BBA	50,000	50,000	116,933	(117,951)	116,665	(117,892)	(1,018)	(1,227)	209	
1/2/2009	Itau BBA	50,000	50,000	116,881	(117,951)	116,613	(117,892)	(1,070)	(1,279)	209	
1/2/2009	Itau BBA	58,000	58,000	134,569	(135,644)	134,260	(135,575)	(1,075)	(1,315)	240	
1/2/2009	Itau BBA	50,000	50,000	118,277	(117,570)	118,006	(117,510)	707	496	211	
1/13/2009[1]	ABN Amro	20,000	20,000	48,059	(37,412)	48,190	(37,261)	10,647	10,929		(282)
1/23/2009[2]	Itau BBA	60,000	60,000	145,828	(100,378)	143,360	(99,570)	45,450	43,790	1,660	
1/23/2009[6]	Santander	30,000	30,000	72,634	(71,874)	71,369	(71,230)	760	139	621	
1/23/2009[6]	Santander	10,000	10,000	24,303	(24,160)	23,879	(23,938)	143	(59)	202	
1/27/2009[3]	ABN Amro	30,000	30,000	71,715	(49,965)	71,650	(49,515)	21,750	22,135		(385)
1/26/2009[4]	Santander	10,000	10,000	23,887	(17,136)	23,823	(16,989)	6,751	6,834		(83)
1/26/2009[5]	Itau BBA	20,000	20,000	47,857	(34,834)	47,853	(34,399)	13,023	13,454		(431)
1/2/2009[6]	Itau BBA	10,000	10,000	24,693	(24,340)	23,790	(23,807)	353	(17)	370	
1/2/2009[6]	Goldmam Sachs	20,000	20,000	49,549	(48,737)	47,579	(47,673)	812	(93)	905	
1/3/2009[5]	Itau BBA	80,000	80,000	199,182	(140,520)	191,413	(137,598)	58,662	53,815	4,847	
		1,200,000	1,200,000	2,841,161	(2,637,321)	2,821,466	(2,628,888)	203,840	192,579	12,442	(1,181)

(1) Early settlement – original maturity March 16, 2009
(2) Early settlement – original maturity July 24, 2009
(3) Early settlement – original maturity July 27, 2009
(4) Early settlement – original maturity August 03, 2009
(5) Early settlement – original maturity August 13, 2009
(6) Early settlement – original maturity December 11, 2009

The net position of the aforementioned contracts is recorded in loans and financing as a gain in the amount of R$94,925 as of March 31, 2009 (R$297,844 as of December 31, de 2008) and its effects are recognized in the Company's financial result as gain in the amount of R$921. The jointly-owned subsidiary MRS Logística has derivative (swap) operations which generated gains of R$5,900 in the short term and of R$2,024 in the long term, recognized in the consolidated balance sheet of CSN as of March 31, 2009.

• Libor x CDI Swap transactions

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value of these swaps as of March 31, 2009 was US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

As of March 31, 2009, the position of these contracts is as follows:

a) Outstanding operations

Date of settlement	Counterparts	Notional value US$ thousand 2009	Valuation - 2009 (R$ thousand) Long-term	Valuation - 2009 (R$ thousand) Short-term	Fair value (market) (R$ thousand) 2009	Amount payable or receivable in the period (R$ thousand) Amount payable
5/12/2009	*CSFB*	150,000	255,606	(257,653)	(2,047)	(2,047)

b) Settled operations

Date of settlement	Counterparts	Notional value US$ thousand 2009	Notional value US$ thousand 2008	Valuation - 2009 (R$ thousand) Long-term	Valuation - 2009 (R$ thousand) Short-term	Valuation - 2008 (R$ thousand) Long-term	Valuation - 2008 (R$ thousand) Short-term	Fair value (market) (R$ thousand) 2009	Fair value (market) (R$ thousand) 2008	Amount paid
2/12/2009	CSFB	150,000	150,000	257,290	(262,062)	256,524	(258,398)	(4,772)	(1,874)	(2,898)

The net position of the aforementioned contracts is recorded in loans and financing as loss in the amount of R$2,047 as of March 31, 2009 (loss of R$1,874 as of December 31, 2008) and its effects are recognized in the Company's financial result as loss in the amount of R$4,944.

• Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real devaluation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts' characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). As of March 31, 2009, the Company had a short position in its exclusive fund of US$24,500 thousand. During the first quarter, the Company paid R$127,093 and received R$240,194 in adjustments, thus having a net result of R$113,101. Gains and losses from these contracts are directly related to the currency fluctuations.

As of March 31, 2009, the position of these operations is as follows:

Description	Notional value US$ thousand	Fair value	Amount payable or receivable in the period	
	3/31/2009	3/31/2009	Amount received in R$	Amount paid in R$
Sale commitment				
Foreign currency (US Dollar * MAY-09 BMF)	(24,500)	519	240,458	(127,093)

II – Methods and assumptions used to calculate and measure financial instruments - derivatives

• **Foreign exchange swap transactions, Libor x CDI swap transactions**

The Company uses an exclusive fund for its foreign exchange swap operations. The fund’s manager, Banco UBS Pactual, calculates and discloses the market value of the fund assets (NAV – Net Asset Value) on a daily basis, using the following pricing methodology to ascertain the market value of the foreign exchange swap.

Dollar

Pricing Methodology

The first step in order to calculate the swap is to correct its notional financial value at the foreign exchange rate variation.

$$FinNocSwap_{corr} = \left(1 + \frac{PtaxV_{calc}}{PtaxV_{ini}}\right) \cdot FinNocSwap$$

The second step consists of calculating which value the corrected notional value would have on the maturity date.

$$FinSwap_{vcto} = FinNocSwap_{corr} \cdot \left(1 + i \cdot \frac{DC_{vcto,ini}}{360}\right)$$

The third and last stage of the calculation is to carry the swap value on the maturity date to the calculation date.

$$FinSwap_{calc} = \frac{FinSwap_{vcto}}{\left(1 + tx \cdot \frac{DC_{vcto,calc}}{360}\right)}$$

Combining all steps in one single equation we would have the following:

$$FinSwap_{calc} = \left(1 + \frac{PtaxV_{calc}}{PtaxV_{ini}}\right) \cdot \left(\frac{FinNocSwap \cdot \left(1 + i \cdot \frac{DC_{vcto,ini}}{360}\right)}{\left(1 + tx \cdot \frac{DC_{vcto,calc}}{360}\right)} \right)$$

Where:

$FinSwap_{calc}$	Swap’s financial value on calculation date
$FinNocSwap$	Swap’s notional financial value (initial financial value)
$FinNocSwap_{corr}$	Swap’s notional financial value restated to calculation date
$FinSwap_{vcto}$	Swap’s estimated financial value on maturity
$PtaxV_{calc}$	Sale PTAX800 on calculation date. Source: BC
$PtaxV_{ini}$	Sale PTAX800 on initial swap date. Source: BC

$DC_{vcto.ini}$	Days elapsed between initial swap and maturity
$DC_{vcto.hoje}$	Days elapsed between initial swap and calculation date
i	Swap's remuneration rate
tx	Current market foreign exchange coupon rate. Primary Source: BM&F

The rates used for all swaps are the ones disclosed by BM&F. In their absence, or in situations of liquidity squeeze or systemic crisis situations, coupons of the government bonds of each of the respective indexes are used as a notion for calculation. In the absence of the rate for the specific vertex to be calculated, the BM&F interpolated rates are used.

The Libor x CDI swap was directly contracted by the Company out of its exclusive fund and, therefore, its market value was calculated as follows:

• Long position (purchased): carried to future value by current Libor and discounted to present value by the prefixed US Dollar curve.

• Short position (sold): carried to future value of current CDI and discounted to present value by the prefixed Brazilian Real curve.

The data sources for the mark-to-market of these instruments are the following: BBA (British Bankers Association), BM&FBOVESPA and CETIP, and all data were taken from Bloomberg.

III – Sensitivity analysis

For swap operations, based on the foreign exchange rate as of March 31, 2009 of R$2.3152 per US$1.00, adjustments to the swap contract amounts were estimated for three scenarios: scenario 1: rate of R$2.3244 per R$1.00; scenario 2: (25% devaluation) rate of R$1.7364 per US$1.00; scenario 3: (50% devaluation) rate of R$1.1576 per US$1.00.

For U.S. dollar futures operations and consolidated exchange position, based on the exchange rate as of March 31, 2009, of R$2.3152 per US$1.00, adjustments were estimated for three scenarios, as follows: scenario 1: rate of R$2.3244 per US$1.00; scenario 2: (25% devaluation) rate of R$2.8940 per US$1.00; scenario 3: (50% devaluation) rate of R$3.4728 per US$1.00.

	Risk	Scenario	US$ Notional value	Exchange rate	3/31/2009 Additional result R$
Exchange Swap	U.S. Dollar devaluation	1*	343,000	2.3244	3,169
		2		1.7364	(198,528)
		3		1.1576	(397,057)
Swap CDI vs. Libor	U.S. Dollar devaluation	1*	150,000	2.3244	1,386
		2		1.7364	(86,820)
		3		1.1576	(173,640)
U.S. dollar futures	U.S. Dollar appreciation	1*	(24,500)	2.3244	(226)
		2		2.8940	(14,181)
		3		3.4728	(28,361)
Consolidated exchange position	U.S. Dollar appreciation	1	(1,168,894)	2.3244	(10,801)
		2		2.8940	(676,556)
		3		3.4728	(1,353,112)

* Source: U.S. dollar futures closing rate of May 2009 and March 31, 2009

The scenarios of devaluation of the Real versus the Dollar would increase losses in the operations and gains in the hedged exposure according to the expected equilibrium.

IV – Classification of financial instruments

	3/31/2009			12/31/2008		
Consolidated - R$ thousand	Balances	Fair value through income	Loans and receivables - Effective interest rate	Balances	Fair value through income	Loans and receivables - Effective interest rate
Assets						
Current assets						
Cash and cash equivalents	9,156,722	9,156,722		9,224,113	9,224,113	
Net accounts receivable	1,225,448		1,225,448	1,086,556		1,086,556
Advances to suppliers	288,647		288,647	220,666		220,666
Guarantee (margin) of financial instruments	2,433,138	2,433,138		2,473,976	2,473,976	
Noncurrent assets						
Marketable securities	23,152	23,152		23,370	23,370	
Other securities receivable	137,153		137,153	137,287		137,287
Liabilities						
Current liabilities						
Loans and financing	3,199,877		3,199,877	2,916,759		2,916,759
Debentures	22,163		22,163	44,428		44,428
Derivatives	(98,779)	(98,779)		(304,607)	(304,607)	
Suppliers	1,795,182		1,795,182	1,939,205		1,939,205
Advances to clients	60,937		60,937	54,386		54,386
Salaries and social contribution	105,508		105,508	117,994		117,994
Equity swap financial instrument	1,364,970	1,364,970		1,596,394	1,596,394	
Dividends, Interest on shareholders' equity and profit sharing	1,928,950		1,928,950	1,851,933		1,851,933
Noncurrent liabilities						
Loans and financing	8,241,007		8,241,007	8,040,773		8,040,773
Debentures	632,760		632,760	632,760		632,760
Derivatives	(2,024)	(2,024)		(7,565)	(7,565)	

17. INSTRUMENTS ASSOCIATED TO OTHER FINANCIAL ASSET PRICE FLUCTUATION RISKS

Total return equity swap contracts

The Company contracted a new total return equity swap operation on September 5, 2008 as presented below:

Issuance date	Agreement maturity date	Notional value (US$ thousand)	Assets 3/31/2009	Liabilities 3/31/2009	Assets 12/31/2008	Liabilities 12/31/2008	Market value 3/31/2009	Market value 12/31/2008
9/5/2008	9/10/2009	1,050,763	1,080,081	(2,445,051)	888,661	(2,485,053)	(1,364,970)	(1,596,392)

Despite this operation's accumulated losses as from September 5, 2008 in the amount of R$1,364,970, in the first quarter of 2009 the operation generated a profit totaling R$200,367. Short position interest is paid quarterly and the first payment in the amount of R$31,055 was made on January 9, 2009.

Swap contract without cash, having as counterpart Banco Goldman Sachs International, is pegged to 29,684,400 American Depositary Receipts ("ADR") of Companhia Siderúrgica Nacional (long position) and Libor of 3 months + spread of 0.75% p.a. (short position).

The gains and losses from this contract are directly related to foreign exchange fluctuations, the Company's ADRs and Libor quotation. This instrument is recorded in other accounts payable in the balance sheet, and gains and loss, by accrual period, in the Company's financial results.

This operation has deposit related to the guarantee margin with the counterpart and, as of March 31, 2009, this margin totaled U$1,050,940 remunerated daily at the FedFund rate, which is recorded in the current assets.

I – Methods and assumptions used to calculate and measure financial instruments – derivatives

The market value pricing of the total return equity swap consists of the correction of the swap's notional financial value, by having the 29,684,400 notional number of ADRs multiplied by the CSN ADR closing price (ticker: "SID") on the New York Stock Exchange. We subtracted from this amount the opening notional value, corrected at the contractual interest rate and carried to the calculation date.

II – Sensitivity analysis

Based on the foreign exchange rate as of March 31, 2009 R$2.3152 per US$1.00 and on the ADR price of US$14.84 and, also, in compliance with the historical return correlation between these assets, adjustments to the derivative contract amounts were estimated for three dollar and ADR scenarios: scenario 1 - exchange rate of R$2.3244 per US$1.00 and the ADR quotation at US$20.00; scenario 2 – 25% additional depreciation in relation to the rate of March 31, 2009, with exchange rate of R$2.8940 per US$1.00 and the ADR quotation at US$11.13; and (iii) scenario 3 –50% additional devaluation in relation to the rate of March 31, 2009, with exchange rate of R$3.4728 per US$1.00 and the ADR quotation at US$7.42.

For the total return equity swap, in addition to the foreign exchange rate variation scenarios above, we also used the variation scenarios of ADRs listed on NYSE.

The evaluated scenario follows the perspective of a worldwide economic recovery and the expected growing appreciation of the quotations of the Company's securities.

Reference date 12/31/2008	Risk	Scenario	ADR Price	ADR Notional value	Exchange rate	Additional result R$
			14.84	29,684,400	2.3152	
Swap ADRs	ADR price decrease and dollar devaluation	1	20.00		2.3244	356,038
		2	11.13		2.8940	(318,714)
		3	7.42		3.4728	(764,913)

18. SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$4,535 million (R$4,582 million as of December 31, 2008), for guarantees provided:

Companies	Currency	In million 3/31/2009	12/31/2008	Maturity	Conditions
Transnordestina	R$	24.0	24.0	11/13/2009	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	11/15/2020	BNDES loan guarantee
Transnordestina	R$	13.0	13.0	11/15/2015	BNDES loan guarantee
Transnordestina	R$	23.0	23.0	4/1/2010	BNDES loan guarantee
Transnordestina	R$	19.2	19.2	4/28/2009	BNDES loan guarantee
Transnordestina	R$	18.0	18.0	9/18/2009	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	2/11/2010	BNDES loan guarantee
Transnordestina	R$	5.0	5.0	5/26/2009	BNDES loan guarantee
Transnordestina	R$	90.0	90.0	11/2/2009	BNDES loan guarantee
Transnordestina	R$	6.5	6.5	1/11/2010	BNDES loan guarantee
Transnordestina	R$	2.7	2.7	9/14/2009	BNDES loan guarantee
CSN Cimentos S.A.	R$	27.0	27.0	Indefinite	To guarantee the Warrantee's liability in the writ of summons, pledge, appraisal and registration
CSN Cimentos S.A.	R$	7.9	7.9	Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Prada	R$	0.8	0.8	Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Prada	R$	2.8	2.8	Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Prada	R$	0.2	0.2	Indefinite	To guarantee the Warrantee's liability regarding ICMS
Prada	R$	6.1	6.1	Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure filed by Paraná State
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.51.01.54.1327-8
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.61.09.007744-7
Prada	R$	0.4	0.4	1/3/2012	To guarantee the Warrantee's liability regarding the purchase and sale of electric power
Metalic	R$	0.9	0.9	Indefinite	To guarantee the Warrantee's liability regarding the tax deficiency notices 2006.19291 and 2006.24557-7 to the Revenue Service of the Ceará State
CSN Energia	R$	1.0	1.0	Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Sepetiba Tecon	R$	5.0	5.0	6/1/2009	To guarantee the Warrantee's liability in the rendering of guarantee agreement no. 181020518
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN in the issue of export credit note
Total in R$		**308.7**	**308.7**		
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Cinnabar	US$	20.0	20.0	10/29/2009	Guarantee in the Promissory Notes issue
CSN Madeira	US$	76.8	76.8	8/21/2009	Guarantee in Import Loan
CFM	US$	20.0	20.0	12/31/2009	Guarantee in agreement for the rendering of external guarantee
Aços Longos	US$	8.5	17.3	6/30/2009	Letter of Credit for equipment acquisition
CSN Cimentos	US$	0.4	0.9	8/30/2009	Letter of Credit for equipment acquisition
Total in US$		**1,825.7**	**1,835.0**		

19. TAXES PAID IN INSTALLMENTS

The parent company filed an action pleading the right to the presumed credit of IPI on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and, in May 2003, an injunction was obtained authorizing the use of the aforementioned credits, which it offset with other federal taxes. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Government, revoked the aforementioned authorization and on August 27, 2007, the proceeding had an unfavorable decision. In view of this decision, the Company will pay the debit related to the offset taxes in 60 months.

In 2008, jointly-owned subsidiary MRS Logística will pay the ICMS debit with the State of Minas Gerais in 120 months.

The parent company and the jointly-owned subsidiary MRS Logística are regularly complying with the payment in installments and as of March 31, 2009, the position of these installments was the following:

	Consolidated		Parent Company	
	3/31/2009	**12/31/2008**	**3/31/2009**	**12/31/2008**
Corporate Income Tax (IRPJ)	280,430	292,640	280,430	292,640
Social Contribution on Net Income (CSLL)	46,848	48,887	46,848	48,887
Excise Tax (IPI)	220,506	230,045	220,506	230,045
Social Integration Program (PIS)	43,367	45,255	43,367	45,255
Contribution for Social Security Financing (COFINS)	234,257	244,457	234,257	244,456
Value-added tax on sales and services (State of Minas Gerais) (ICMS)	183,711	183,697		
	1,009,119	**1,044,982**	**825,408**	**861,284**
Current Liabilities	**256,597**	**249,930**	**235,606**	**229,471**
Noncurrent Liabilities	**752,522**	**795,052**	**589,802**	**631,813**

20. PROVISIONS AND JUDICIAL DEPOSITS

The Company is currently party, at the competent situations, to several proceedings involving actions and complaints of a number of issues. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

	3/31/2009			12/31/2008		
	Judicial Deposits	Liabilities provided for	Net Provisions	Judicial Deposits	Liabilities provided for	Net Provisions
Current						
Provisions:						
Labor	(46,312)	106,368	60,056	(43,331)	105,095	61,764
Civil	(22,559)	57,489	34,930	(21,818)	44,704	22,886
Parent Company	**(68,871)**	**163,857**	**94,986**	**(65,149)**	**149,799**	**84,650**
Consolidated	**(75,523)**	**178,288**	**102,765**	**(69,434)**	**161,144**	**91,710**
Noncurrent						
Provisions:						
Labor		20,804	20,804		15,308	15,308
Environmental	(208)	69,626	69,418	(207)	71,361	71,154
Tax		1,286	1,286		1,266	1,266
	(208)	**91,716**	**91,508**	**(207)**	**72,627**	**87,728**
Legal liabilities questioned in court:						
Tax						
IPI premium credit	(1,226,007)	2,191,915	965,908	(1,196,822)	2,227,203	1,030,381
CSLL credit on exports		1,182,178	1,182,178		1,156,830	1,156,830
SAT		71,602	71,602		66,650	66,650
Education Allowance	(33,121)	33,121		(33,121)	33,121	
CIDE	(27,857)	27,857		(27,390)	27,390	
Income tax / "Plano Verão"	(20,892)	20,892		(20,892)	20,892	
Other provisions	(6,894)	111,414	104,520	(6,894)	107,436	100,542
	(1,314,771)	**3,638,979**	**2,324,208**	**(1,285,119)**	**3,639,522**	**2,354,403**
Parent Company	**(1,314,979)**	**3,730,695**	**2,415,716**	**(1,285,326)**	**3,727,457**	**2,442,131**
Consolidated	**(1,326,721)**	**3,832,842**	**2,506,121**	**(1,297,475)**	**3,819,026**	**2,521,551**
Total Parent Company	**(1,383,850)**	**3,894,552**	**2,510,702**	**(1,350,475)**	**3,877,256**	**2,526,781**
Total Consolidated	**(1,402,244)**	**4,011,130**	**2,608,886**	**(1,366,909)**	**3,980,170**	**2,613,261**

The change in provisions for contingencies for the periods ended March 31, 2009 and December 31, 2008 can be shown as follows:

					Consolidated
Nature	12/31/2008	Additions	Correction	Utilization	3/31/2009
Civil	62,114	13,101	1,383	(746)	75,852
Labor	151,732	3,734	21,743	(12,551)	164,658
Tax	3,594,856	12,464	86,300	(94,161)	3,599,459
Pension Plan	97,508		4,952	(926)	101,534
Environmental	73,961		4,196	(8,529)	69,628
Total	**3,980,170**	**29,299**	**118,574**	**(116,913)**	**4,011,130**
					Parent Company
Nature	12/31/2008	Additions	Correction	Utilization	3/31/2009
Civil	44,704	12,951	459	(625)	57,489
Labor	120,403	1,061	9,360	(3,652)	127,172
Tax	3,574,137		66,176	(71,649)	3,568,664
Environmental	71,361		4,196	(5,932)	69,625
Pension Plan	66,651		4,951		71,602
Total	**3,877,256**	**14,012**	**85,142**	**(81,858)**	**3,894,552**

The provisions for labor, civil, environmental and tax liabilities were estimated by the Company's Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company's initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$5.8 billion, R$4.6 billion of which corresponds to tax proceedings, R$0.3 billion to civil actions and R$0.9 billion to labor and social security lawsuits. According to the Company's legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provided for in accordance with the Management's judgment and with accounting practices adopted in Brazil.

a) Labor actions

As of March 31, 2009, the Company and its subsidiaries were defendant in 9,456 labor claims, with a provision in the amount of R$164,658 (R$151,732 on December 31, 2008). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government's economic plans.

b) Civil actions

Among the civil judicial proceedings to which the Company and its subsidiaries are parties, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company's industrial activities. A provision in the amount of R$75,852 as of March 31, 2009 (R$62,114 as of December 31, 2008) was recorded for proceedings involving civil matters.

c) Environmental actions

As of March 31, 2009, the Company and its subsidiaries have a provision in the amount of R$69,628 (R$73,961 as of December 31, 2008) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the Company's plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax proceedings

• Income and Social Contribution Taxes

(i) The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 ("Plano Verão").

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

CSN maintains a judicial deposit in the amount of R$338,084 as of March 31, 2009 (R$336,826 as of December 31, 2008) and a provision of R$20,892 (R$20,892 as of December 31, 2008), which represents the portion not recognized by the courts.

(ii) The parent company filed an action questioning the levying of Social Contribution on Net Income (CSLL) on export revenues, based on Constitutional Amendment 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal was filed at the STF, which has not been judged yet. An injunction suspending the effects of the decision by the Regional Federal Court was obtained at the Federal Supreme Court (STF) until the judgment of the aforementioned Extraordinary Appeal. Up to March 31, 2009, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$1,182,178 (R$1,156,830 as of December 31, 2008), plus SELIC interest rate.

• Contribution for intervention in the Economic Domain - CIDE

The parent company questions the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The parent company maintains judicial deposits and a provision in the amount of R$27,857 as of March 31, 2009 (R$27,390 as of December 31, 2008), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

• Education Allowance

The parent company discussed the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the CSN pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant's appeal, and appealed concerning the SELIC rate.

The amount provided for as of March 31, 2009 and December 31, 2008 totals R$33,121.

• Workers' Compensation Insurance (SAT)

The parent company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation.

In addition to the aforementioned thesis, the Company also discussed the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount provided for as of March 31, 2009 totals R$71,602 (R$66,650 as December 31, 2008), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company.

• IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$5.6 billion related to the payment of taxes which were offset with IPI premium credits.

On August 29, 2007, CSN offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares was released from the lien, at the share price determined at the closing price of the day prior to the deposit. The requirement is still pending decision.

The parent company maintains provisioned the amount of credits already offset, plus default charges up to March 31, 2009, which total R$2,191,915 (R$2,227,203 as of December 31, 2008). The difference between the total amount in litigation and the amount recorded as provision is part of the R$4.6 billion reported above as tax proceedings considered as possible loss.

As of March 31, 2009, the Company maintains judicial deposits for the aforementioned liabilities in the amount of R$1,226,007 (R$1,196,822 as of December 31, 2008).

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to revision by the Federal Supreme Court, which, in that event, is the highest court. The parent company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been monitoring their progress.

• Other

The parent company also recorded provisions for proceedings related to Severance Pay (FGTS) - Supplementary Law. 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-Trade Zone, amount of which totaled R$112,700 as of March 31, 2009 (R$108,702 as of December 31, 2008), which includes legal accruals.

21. SHAREHOLDERS' EQUITY

i.Paid-in capital stock

The Company's fully subscribed and paid-in capital stock as of March 31, 2009 amounted to R$1,680,947 (R$1,680,947 as of December 31, 2008), split into 793,403,838 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii.Authorized capital stock

The Company's bylaws in force as of March 31, 2009 determine that the capital stock can be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

iii.Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv.Treasury shares

During the year of 2008, the Board of Directors authorized several share repurchase programs, with the purpose of holding those shares in treasury for subsequent disposal and/or cancellation, which are shown as follows:

Board authorization	Number of shares authorized	Program term	Number of shares acquired	Shares cancellation	Average weighted acquisition cost	Maximum and minimum acquisition cost	Balance in treasury
12/21/2007	4,000,000	From 1/23/2008 to 2/27/2008 [1]			Not applicable	Not applicable	34,734,384
3/20/2008	10,800,000[2]	Up to 4/28/2008			Not applicable	Not applicable	34,734,384
5/6/2008	10,800,000	Up to 5/28/2008			Not applicable	Not applicable	34,734,384
6/2/2008	10,800,000	Up to 6/26/2008			Not applicable	Not applicable	34,734,384
6/27/2008	10,800,000	From 6/30/2008 to 7/29/2008			Not applicable	Not applicable	34,734,384
8/1/2008	10,800,000	From 4/8/2008 to 8/27/2008			Not applicable	Not applicable	34,734,384
9/26/2008	10,800,000	From 9/29/2008 to 10/29/2008	10,800,000[3]		29.40	24.99 and 41.85	45,534,384
12/3/2008				(10,800,000)	Not applicable	Not applicable	34,734,384
12/3/2008	9,720,000	From 12/4/2008 to 1/4/2009			Not applicable	Not applicable	34,734,384
1/7/2009	9,720,000	From 1/8/2009 to 1/28/2009			Not applicable	Not applicable	34,734,384
2/2/2009	9,720,000	From 2/3/2009 to 2/25/2009			Not applicable	Not applicable	34,734,384

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) of January 22, 2008.
(2) As from this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE of January 22, 2008.
(3) All shares acquired in this program were repurchased as from October 2008.

The Board of Directors at a Board of Directors' meeting held on January 7, 2009 approved the reopening of the repurchase program of shares issued by the Company up to the limit of 9,720,000 shares, to be held in treasury and for their subsequent sale or cancellation. Operations authorized by the new repurchase program could have been carried out from January 8 to 28, 2009, but no repurchase took place until the expiry of the program.

On February 2, 2009, the Board of Directors at a Board of Directors' meeting held on January 7, 2009 approved the reopening of the repurchase program of shares issued by the Company up to the limit of 9,720,000 shares, to be held in treasury and for their subsequent sale or cancellation. Authorized operations would have been carried out from February 3 to 25, 2009, but no repurchase took place until the maturity of the program.

The Company did not sell treasury shares in the period.

As of March 31, 2009, the position of treasury shares was as follows:

Number of shares acquired (in units)	Total amount paid for the shares	Share unit cost			Share market value at 3/31/2009 (*)
		Minimum	Maximum	Average	
34,734,384	R$ 719,042	R$ 13.27	R$ 41.85	R$ 20.70	R$ 1,194,863

(*)Average quote of shares on BOVESPA as of March 31, 2009 at the value of R$34.40 per share.

iv. Shareholding structure

As of March 31, 2009, the Company's shareholding structure was as follows:

	Number of Common Shares	Total % of shares	3/31/2009 % excluding treasury shares
Vicunha Siderurgia S.A.	348,859,995	43.97%	45.98%
BNDESPAR	28,886,758	3.64%	3.81%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.47%	4.68%
Sundry (ADR - NYSE)	191,605,845	24.15%	25.26%
Other shareholders (approximately 10 thousand)	153,825,989	19.39%	20.27%
	758,669,454	**95.62%**	**100.00%**
Treasury shares	34,734,384	4.38%	
Total shares	**793,403,838**	**100.00%**	

At the Board of Directors' ordinary meeting held on March 24, 2009, shareholders approved the distribution of R$1,500,000 on a dividends basis, corresponding to R$1.977146 per share, available as from March 31, 2009. However, the Company was taken by surprise by the order of the 6th Federal Tax Foreclosure Court of the Rio de Janeiro Section, determining the online blocking of R$799,372, resulting in the partial distribution of dividends in the amount of R$700,628. The Company is taking the applicable measures for releasing the blocked amounts for distribution to its shareholders.

v. Investment policy and payment of interest on shareholders' equity and dividends distribution

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit distribution policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6404/76 amended by Law 9457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company's good financial standing.

22. INTEREST ON SHAREHOLDERS' EQUITY

The calculation of interest on shareholders' equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders' equity, limited to 50% of the income for the period before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders' equity in the amount of R$83,206 in the quarter, corresponding to the remuneration of R$0.1096734 per share, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income after IRPJ/CSL, except with respect to tax effects recognized in income and social contribution taxes. The Management will propose that the amount of interest on shareholders' equity be attributed to the mandatory minimum dividend.

23. NET REVENUES AND COST OF GOODS SOLD

						Consolidated
		3/31/2009				3/31/2008
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	560	1,346,403	(914,214)	1,115	2,069,133	(1,083,191)
Foreign market	83	179,584	(176,934)	277	442,581	(404,181)
	643	**1,525,987**	**(1,091,148)**	**1,392**	**2,511,714**	**(1,487,372)**
Mining products						
Domestic market	618	21,077	(1,765)	1,147	46,798	(12,509)
Foreign market	4,934	626,258	(290,136)	2,780	208,442	(135,189)
	5,552	**647,335**	**(291,901)**	**3,927**	**255,240**	**(147,698)**
Other sales						
Domestic market		266,501	(248,204)		243,606	(169,078)
Foreign market		4,161	(10,832)		19,665	(2,602)
		270,662	**(259,036)**		**263,271**	**(171,680)**
		2,443,983	**(1,642,085)**		**3,030,225**	**(1,806,750)**

						Parent Company
		3/31/2009				3/31/2008
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	554	1,204,801	(946,567)	1,116	1,943,049	(1,081,958)
Foreign market	100	174,457	(157,456)	153	204,953	(181,356)
	654	**1,379,258**	**(1,104,023)**	**1,269**	**2,148,002**	**(1,263,314)**
Mining products						
Domestic market	1,174	29,224	(12,407)	1,518	45,651	(30,389)
Foreign market	2,517	274,472	(108,321)	1,066	63,734	(44,233)
	3,691	**303,696**	**(120,728)**	**2,584**	**109,385**	**(74,622)**
Other sales						
Domestic market		122,590	(106,919)		65,124	(40,862)
Foreign market		473	(3,299)		3,162	(2,601)
		123,063	**(110,218)**		**68,286**	**(43,463)**
		1,806,018	**(1,334,969)**		**2,325,673**	**(1,381,399)**

69

24. FINANCIAL INCOME AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company	
	3/31/2009	3/31/2008	3/31/2009	3/31/2008
Financial expenses:				
Loans and financing - foreign currency	(160,953)	(115,937)	(40,715)	(6,248)
Loans and financing - domestic currency	(129,701)	(46,059)	(257,758)	(39,456)
Related parties	(1,618)		(194,422)	(98,046)
PIS/COFINS on other revenues	(338)	(483)	(338)	(483)
Interest, fines and tax delays	(104,325)	(79,658)	(89,705)	(77,283)
Losses from derivative instruments (*)	(4,944)	(73,675)	(4,944)	
Other financial expenses	(63,149)	(18,648)	(57,686)	(13,499)
	(465,028)	(334,460)	(645,568)	(235,015)
Financial income:				
Related parties	9,540		133,156	(101,606)
Income on financial investments, net of provision for losses	48,195	32,939	3,077	919
Gains from derivative instruments (*)	237,936	246,024		33,561
Other income	78,567	38,459	147,441	40,503
	374,238	317,423	283,674	(26,623)
Net financial result	(90,790)	(17,037)	(361,894)	(261,638)
Monetary variations:				
- Gains	1,002	(880)	966	1,381
- Losses	5,880	(9,662)	4,923	(11,671)
	6,882	(10,542)	5,889	(10,290)
Exchange variations:				
- Gains	(112,582)	(123,093)	(128,380)	(57)
- Losses	80,090	249,670	231,432	15,833
- Exchange variations with derivatives (*)	77,196	22,293		
	44,704	148,870	103,052	15,776
Net monetary and exchange variations	51,586	138,328	108,941	5,486
(*) Income from derivative operations				
Swap CDI x USD	923	(73,675)		33,561
Swap Libor x CDI	(4,944)		(4,944)	
U.S. Dollar Futures	113,365			
Total return equity swap	200,367	268,317		
Other (MRS)	476			
	310,187	194,642	(4,944)	33,561

70

25. OTHER OPERATING (EXPENSES) AND INCOME

	Consolidated		Parent Company	
	3/31/2009	3/31/2008	3/31/2009	3/31/2008
Other operating expenses	**(115,173)**	**(65,761)**	**(85,224)**	**(53,261)**
Provision for actuarial liabilities	(5,578)	22,682	(3,277)	22,682
Provision for contingencies	(28,807)	(32,398)	(14,852)	(27,893)
Contractual fines	(4,119)		(4,119)	
Taxes and fees	(25,725)	(653)	(23,350)	(26)
Equipment Stoppage	(7,852)	(8,992)	(7,470)	(9,001)
Other	(43,092)	(46,400)	(32,156)	(39,023)
Other operating income	**90,437**	**10,520**	**74,820**	**5,099**
Indemnifications	1,609	(2,268)	1,578	1,564
Reversal of provision for contingencies	71,648		71,648	
Other	17,180	12,788	1,594	3,535
Other operating income and (expenses)	**(24,736)**	**(55,241)**	**(10,404)**	**(48,162)**

26. INFORMATION BY BUSINESS SEGMENT

(i) Consolidated balance sheet by business segment

				3/31/2009
	Steel	Mining	Logistics, Energy and Cement	Total
Current assets	**15,974,345**	**1,381,239**	**574,340**	**17,929,924**
Marketable securities	7,895,219	848,414	117,274	8,860,907
Trade Accounts Receivable	1,121,590	(6,762)	110,620	1,225,448
Other	6,957,536	539,587	346,446	7,843,569
Noncurrent assets	**10,605,591**	**453,630**	**2,746,619**	**13,805,840**
Long-Term Assets	2,578,570	32,617	347,518	2,958,705
Investments, Property, Plant and Equipment and Intangible assets	8,027,021	421,013	2,399,101	10,847,135
Total assets	**26,579,936**	**1,834,869**	**3,320,959**	**31,735,764**
Current liabilities	**8,864,073**	**248,249**	**391,107**	**9,503,429**
Loans, Financing and Debentures	2,838,968	92,442	191,851	3,123,261
Accounts Payable to Suppliers	1,729,057	11,306	54,819	1,795,182
Other	4,296,048	144,501	144,437	4,584,986
Noncurrent liabilities	**10,427,190**	**3,499,363**	**1,389,588**	**15,316,141**
Loans, Financing and Debentures	7,133,148	594,423	1,144,172	8,871,743
Net contingencies – judicial deposits	2,449,416	3,065	53,640	2,506,121
Other	844,626	2,901,875	191,776	3,938,277
Deferred income			8,603	8,603
Shareholders' Equity	**6,907,591**			**6,907,591**
Total Liabilities and Shareholders' Equity	**26,198,854**	**3,747,612**	**1,789,298**	**31,735,764**

(ii) Consolidated statement of income by business segment

	Steel	Mining	Logistics, Energy and Cement	3/31/2009 Consolidated
Net revenues from sales	1,539,589	647,365	257,029	2,443,983
Cost of goods sold and services rendered	(1,176,540)	(290,849)	(174,697)	(1,642,085)
Gross profit	**363,050**	**356,516**	**82,333**	**801,898**
Operating Income and Expenses				
Selling expenses				(175,519)
Administrative expenses				(108,717)
Other operating income (expenses)				(24,736)
				(308,972)
Net financial income				(39,204)
Equity in the earnings of subsidiaries				12
Income before income and social contribution taxes				**453,734**
Income and social contribution taxes				(84,910)
Net income for the period	**363,050**	**356,516**	**82,333**	**368,824**

In view of the CPC Technical Pronouncement 22, which is undergoing a public hearing process and, consequently, of the changes that will be introduced by this regulatory instrument, the Company chose to maintain the disclosure, and for this quarter only gross profit by segment will be presented.

(iii) Other consolidated information by business segment

	Steel	Mining	Logistics, Energy and Cement	3/31/2009 Consolidated
Depreciation, Amortization and Depletion	105,093	11,021	48,817	164,931
Provisions net of Judicial Deposits	**2,546,323**	**3,134**	**59,429**	**2,608,886**
Tax	2,197,457	1,919	4,330	2,203,706
Labor and Social Security	214,881	16	37,881	252,778
Civil	35,126	52	16,564	51,742
Other	98,859	1,147	654	100,660

72

27. STATEMENT OF VALUE ADDED

	Consolidated		Parent Company	
	3/31/2009	**3/31/2008**	**3/31/2009**	**3/31/2008**
Revenues				
Sales of goods, products and services	3,270,277	3,824,048	2,435,166	3,006,850
Other revenues	(854)	(16,887)	(32)	(1,160)
Allowance for / Reversal of doubtful accounts	(20,852)	(1,071)	(20,019)	(16,927)
	3,248,571	**3,806,090**	**2,415,115**	**2,988,763**
Input Acquired from Third Parties				
Costs of products, goods and services sold	(1,943,848)	(437,025)	(1,599,526)	(494,008)
Materials, energy – Third party services - other	(184,336)	(863,592)	(93,719)	(504,332)
Loss/recovery of asset amounts	(5,419)	(231,525)	(4,810)	(154,544)
	(2,133,603)	**(1,532,142)**	**(1,698,055)**	**(1,152,884)**
Gross Value Added	**1,114,968**	**2,273,948**	**717,060**	**1,835,879**
Retention				
Depreciation, amortization and depletion	(161,868)	(325,241)	(115,399)	(278,449)
Net value added produced	**953,100**	**1,948,707**	**601,661**	**1,557,430**
Value added received in transfers				
Equity pick-up	12	(58,050)	306,456	443,918
Financial income / assets exchange variation	132,684	121,289	148,982	138,513
Other	821		815	
	133,517	**63,239**	**456,253**	**582,431**
Total value added to distribute	**1,086,617**	**2,011,946**	**1,057,914**	**2,139,861**
DISTRIBUTION OF VALUE ADDED				
Personnel	**198,011**	**225,590**	**132,889**	**134,101**
Direct compensation	156,455		95,576	
Benefits	25,920		23,540	
Government Severance Indemnity Fund for Employees (FGTS)	15,636		13,773	
Taxes, Fees and Contributions	**347,313**	**1,020,850**	**209,872**	**841,517**
Federal	283,320		162,839	
State	57,497		43,427	
Municipal	6,496		3,606	
Third party capital remuneration	**172,469**	**(1,798)**	**401,615**	**393,145**
Interest	170,995	(1,798)	401,055	393,145
Rentals	1,474		560	
Remuneration of shareholders' equity	**368,824**	**771,098**	**313,538**	**771,098**
Interest on shareholders' equity	83,206	48,567	83,206	
Dividends				48,567
Retained earnings	230,332	722,531	230,332	722,531
Minority interest in retained earnings	55,286			
Unrealized income		(3,794)		
	1,086,617	**2,011,946**	**1,057,914**	**2,139,861**

73

28. EMPLOYEES' PENSION FUND

(i) Management of the Private Pension Plan

The Company is the main sponsor of CBS Previdência, a private not-for-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN-related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant's last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan, which is in process of extinction, came into force.

Supplementation plan for the average salary

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. Thirteen contributions are paid per year, the same number of benefits paid. This plan became inactive on December 26, 1995, as a result of the combined supplementary benefits plan was implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor's and participant's contributions (thirteen per year). Upon the participant's retirement grant, the plan starts having a defined benefit plan and thirteen benefits are paid per year.

As of March 31, 2009 and December 31, 2008, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation Plan for the Average Salary		Combined Supplementary Benefit Plan		Total members	
	3/31/2009	12/31/2008	3/31/2009	12/31/2008	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Members								
In service	13	13	26	30	11,689	12,363	11,728	12,406
Retired	4,829	4,888	4,750	4,762	699	665	10,278	10,315
	4,842	**4,901**	**4,776**	**4,792**	**12,388**	**13,028**	**22,006**	**22,721**
Related beneficiaries:								
Beneficiaries	3,965	4,004	1,396	1,394	84	82	5,445	5,480
Total participants								
(members/ beneficiaries)	**8,807**	**8,905**	**6,172**	**6,186**	**12,472**	**13,110**	**27,451**	**28,201**

74

(iii) Solution approaches for the payment of the actuarial deficit

According to Official Letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal for refinancing the reserves to amortize the sponsors' liability in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting as from June 28, 2002 was approved.

The agreement establishes the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors' responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

Due to the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – "Accounting of the Employee's benefits" and which established new accounting practices for the calculation and disclosure, the Management, through a study performed by external actuaries, determined the effects arising from this practice, and the Company has kept records in conformity with the actuarial report issued on January 9, 2009.

	Plans status on 12/31/2008			
	Plans			
	35%-of- Average-Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total
Present value of the actuarial liabilities with guarantee	248,736	988,578	866,700	2,104,014
Plan's assets fair value	(191,517)	(866,909)	(851,450)	(1,909,876)
Present value of the actuarial obligations exceeding the assets fair value	**57,219**	**121,669**	**15,250**	**194,138**
Adjustments by allowed deferral:	**(25,603)**	**(11,309)**	**(75,350)**	**(112,262)**
- Unrecognized actuarial gains	(25,603)	(11,309)	(94,341)	(131,253)
- Unrecognized cost of service rendered			18,991	18,991
Present value of the amortizing contributions of members	(5,420)	(18,988)		(24,408)
Actuarial liabilities/ (assets)	**26,196**	**91,372**	**(60,100)**	**57,468**
Provisioned Actuarial liabilities/ (assets) (Long-term liabilities/Other)	**26,196**	**91,372**		**117,568**

<u>**Actuarial liability recognition**</u>

Management decided to recognize the adjustments of the actuarial liabilities in income, as established in Paragraphs 83 and 84 of NPC 26. As of March 31, 2009, the balance of the provision for the coverage of the actuarial liability amounts to R$107,017 (R$117,568 as of December 31, 2008).

As far as the recognition of the actuarial liability is concerned, the amortizing contribution related to the portion of the participants in the settlement of the reserve insufficiency was deducted from the present value of total actuarial liabilities of the respective plans. Some participants are questioning this amortizing contribution in court, but the Company, grounded on the opinion of its legal and actuarial advisers, understands that this amortizing contribution was duly approved by the Brazilian Department of Supplementary Private Pensions – SPC and, therefore, is legally due by the participants.

According to the actuarial calculations prepared using the projected credit unit method, the amounts to be appropriated in 2009 are as follows:

	ESTIMATES PER PLAN - 2009			
	35%-of- Average-Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total
Cost of current service	(42)	(207)	(3,682)	(3,931)
Expected contribution of members	28	100		128
Interest on actuarial liabilities	(30,057)	(119,630)	(18,535)	(168,222)
Expected income from assets	23,860	109,176	17,182	150,218
Cost of amortizations	**(530)**		**(3,538)**	**(4,068)**
- Unrecognized actuarial gains	(530)		(4,629)	(5,159)
- Unrecognized cost of service rendered			1,091	1,091
Expected impact on the 2009 result	**(6,741)**	**(10,561)**	**(8,573)**	**(25,875)**

Main actuarial assumptions adopted in the calculation of the actuarial liability as of December 31, 2008

Actuarial financing method	**Projected Credit Unit**
Functional Currency	Real (R$)
Accounting for the plan assets	Market Value
Amount used as estimate for the closing shareholders' equity for the period	Best estimate for shareholders' equity on the closing date of the fiscal year obtained based on the projection of the amounts recorded in November
Nominal annual rate of return on investments	35% of the average: 12.93%; Supplementation: 12.93%; Millennium: 13.21%
Nominal annual rate for discount of the actuarial liability	35% of the average: 13.07%; Supplementation: 12.96%; Millennium: 12.76%
Nominal annual rate of salary growth	5.55%
Nominal annual index for social security benefits correction	4.50%
Long-term annual inflation rate	4.50%
Administrative expenses	The amounts used are net of administrative expenses
General mortality table	AT83 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2
Disabled mortality table	Winklevoss
Turnover table	Millennium Plan 2% per annum, null for BD plans
Retirement age	100% on the first date on which the employee becomes eligible to a retirement benefit scheduled by the plan
Family composition of the participants in activity	95% will be married at the time of retirement, and the wife is 4 years younger than the husband

CSN does not have other post-employment benefit plans.

29. INSURANCE

In view of the nature of its operations, the Company renewed, for the period from February 21, 2008 to February 21, 2009, and with international reinsurance companies, the All Risks coverage for operational risks for the Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal - Tecar, GalvaSud (property damages and loss of profits), Container Terminal -Tecon and ERSA Estanho de Rondônia (loss of profits), in the total risk amount of US$9.57 billion (property damages and loss of profit) and maximum indemnification amount, in the event of a claim, of US$750 million (property damages and loss of profits), equivalent to R$1.3 billion. For the period comprised from February 22, 2009 to February 19, 2010, the Company is negotiating coverage for operational risks with insurance and reinsurance companies in Brazil and abroad. The Company has cash coverage sufficient to support any accident in its equipment.

The risk assumptions adopted, given their nature, are not part of the scope of a financial statements review, and, consequently, they were not reviewed by our independent auditors.

30. SUBSEQUENT EVENTS

• Agreement between CSN and Vale

On April 24, 2009, CSN entered into an agreement with Vale aiming to conclude all pending legal actions between the two companies, including those (i) related to the alleged right to indemnification or compensation deriving from the exclusion of the "right of first refusal" concerning both the acquisition of surplus iron ore produced by the Casa de Pedra mine and the Casa de Pedra mine itself ("Right to Indemnification"); (ii) arising out of liabilities established in the contracts comprising transactions related to the so-called unwinding of cross-shareholdings between Vale and CSN carried out in December 2000 ("Liabilities of the Unwinding of Cross-Shareholdings"); and (iii) referring to other pending issues related to such matters. Pursuant to the Agreement, CSN and Vale performed a mutual, full and general settlement regarding the matters established therein.

• Annual General Meeting

At the Annual General Meeting held on April 30, 2009, shareholders approved the Company's distribution of net income in the amount of R$4,675,526, as follows:

1 Payment of R$268,405 on an Interest on Shareholders' Equity basis, corresponding to the gross value of R$0.353784 per share. Except for tax immune and exempt shareholders, this amount is subject to withholding income tax at the rate of 15%, except for the use of this rate to shareholders domiciled in a country that does tax income or that taxes income at the maximum rate lower than 20%. The latter, in this case, are subject to a 25% Withholding Income Tax, pursuant to Article 8 of Law 9779/99;

2 Ratification of declarations of prepayment of dividends approved by the Board of Directors on August 12, 2008, in the amount of R$160,000, corresponding to R$0.207935 per share, and on March 24, 2009, in the amount of R$1,500,000, corresponding to R$1.977146 per share;

3   Allocation of the amount of R$231,679 to the investments reserve, so as to support the investment projects included in the current year's Capital Budget, which is hereby approved, in compliance with the provisions of Article 196 of Law 6404/76;

4   Recording of unrealized Income Reserve is created on the non-mandatory dividend in the amount of R$2,493,493;

5   Given that the maximum limit of the legal reserve was reached, no amounts will be allocated to this reserve.

• **Approval of quarterly information**

The aforementioned quarterly information was approved by the Company's Board of Directors on May 13, 2009.

07.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

SEE ITEM 12:

"COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE IN THE QUARTER"

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

**Production**

The Presidente Vargas Steelworks produced 1.1 million tonnes of crude steel, 4% down on 4Q08, due to the Company's strategy of stockpiling semi-finished products in view of the programmed maintenance stoppage to Blast Furnace 2, scheduled for 2Q09.

The 2009 first-quarter rolled steel output totaled 627,000 tonnes, a 36% reduction over the 4Q08, due to adjustments to the new demand threshold.

Production (in thousand t)	1Q08	4Q08	1Q09	Change	
				1Q09 x 1Q08	1Q09 x 4Q08
Crude Steel (P Vargas Mill)	**1,242**	**1,135**	**1,087**	**-12.5%**	**-4.2%**
Consumption of Third Party Slabs	0	132	0	-	-
Total Crude Steel	**1,242**	**1,267**	**1,087**	**-12.5%**	**-14.2%**
Rolled Products * (UPV)	1,169	928	608	**-48.0%**	**-34.5%**
Consumption of Third Party Hot Rolled Coils	0	49	19	-	-
Rolled Products * (UPV)	**1,169**	**977**	**627**	**-46.3%**	**-35.8%**

 * Products delivered for sale, including shipments to CSN Paraná and GalvaSud.



**Production Costs (Parent Company)**

The CSN total production costs came to R$1.44 billion in 1Q09, R$350 million lower than the 4Q08 figure (R$1.79 billion). This reduction was chiefly due to the following factors:

Raw materials – reduction of R$286 million, of which:

80

- Third-party slabs and hot-rolled coils: in 1Q09, the Company consumed virtually no slabs and hot-rolled coils acquired from third parties, reducing production costs by R$348 million over the 4Q08;
- Coal: in 1Q09 costs declined by R$101 million over 4Q08, already reflecting the price falls since the beginning of 2009 and a reduced consumption of coal due to the increment in the use of coke acquired from third parties;
- Coke: in 1Q09 the R$326 million total cost of imported coke was R$192 million higher than in 4Q08 due to an increased consumption in 1Q09 of coke acquired in the pick of the cycle;
- Iron ore: decline of R$10 million over 4Q08;
- Other raw materials: in 1Q09 these presented reduction of R$18 million over 4Q08.

Labor: in 1Q09 total labor costs were R$11 million lower than in 4Q08, chiefly due to the reduction in overtime pay, in turn caused by the slide in 1Q09 production.

General costs: These presented decrease of R$51 million, primarily due to the R$26 million reduction in natural gas costs and reduced expenses from third party services and supplies, which fell by R$24 million.

Depreciation: reduction of R$2 million over the 4Q08 adjusted depreciation, according the new accounting practices described above.



Sales

Total Sales Volume

The CSN flat steel sales volume totaled 643,000 tonnes in the 1Q09, 29**%** and 54% down, respectively, on 4Q08 and 1Q08.

Domestic Market

Domestic sales came to 560,000 tonnes in 1Q09, 32**%** down on the previous quarter and 50% down year-on-year, jeopardized by contraction in demand for steel products in 1Q09, in turn caused by the impact of the global economic crisis on the Brazilian market.

Consolidated sales volume commercialized by CSN on the domestic market, where margins are historically higher, accounted for 87% of the 1Q09 total sales.

Exports

Steel product exports totaled 83,000 tonnes, 8% up on 4Q08 and 70% down on the 1Q08. First-quarter exports consisted of added-value products, such as galvanized and tin plate.



Market Shares and Product Mix

The Company's share of the domestic flat steel market stood at 37% in 1Q09, led by tin plate, galvanized, hot-rolled and cold-rolled products, where CSN achieved respective market shares of 99%, 43%, 28% and 28%.

As for 1Q09, CSN recorded a 41% share of the home appliance/OEM market, 39% of the distribution market, 30% of the construction market, 21% of the auto market and a massive consolidated 99% share of the steel packaging market.

In addition, in 1Q09 coated products accounted for 55**%** of the Company's total sales volume.



Market Share by Product - 1Q09

Hot Rolled: 28%
Cold Rolled: 28%
Galvanized: 43%
Tin Plate: 99%



Market Share by Segment - 1Q09

Distribution: 39%
Packaging: 99%
Construction: 30%
Home Appliance/OEM: 41%
Automotive: 21%

CSN
Others

Sales by Product



1Q09
23% 1% 27%
32% 17%

4Q08
17% 1% 36%
30% 16%

Hot Rolled   Cold Rolled   Galvanized   Tin Plate   Slabs

82

On the domestic market, net revenue per tonne averaged R$2,403 in the 1Q09, versus R$2,551 in 4Q08. The 6% decrease reflected the domestic price slide, partially offset by a better product mix.

Average net export revenue per tonne in Reais fell by 19% over 4Q08, chiefly due to the decline in international prices.

Mining

• **PRODUCTION**

The iron ore production in 1Q09 including purchases from third parties totaled 6.5 million tonnes, 8% down on the 7.1 million tonnes produced in 4Q08. It is worth noting that the Company's 4Q08 production did not fully reflect the sale of 40% of NAMISA in December 2008.

• **SALES**

The 1Q09 iron-ore sales reached the quarterly record level of 5.4 million tonnes, 9% higher than in 4Q08, even considering the NAMISA proportional sales in 1Q09. Exports accounted for a record 4.9 million tonnes, 27% up on 4Q08 and accounting for 91% of total sales volume.

Iron ore production for own consumption totaled 1.6 million tonnes in the 1Q09.



Iron Ore Sales Volume (in million t)

* The CSN consolidated sales include 100% of the NAMISA sales up to November 30, 2008, and 60% as from December 1, 2008, due to the sale of 40% of the NAMISA capital to the Japanese-Korean Consortium.

• **INVENTORIES**

At the end of 1Q09, iron ore inventories reached approximately 11 million tonnes.

Net Revenue

Net revenue totaled R$2.4 billion in 1Q09, 28% down on 4Q08, due to reduced sales volume and lower average prices in the quarter.



Net Revenue (R$ MM)
3,030
3,389
2,444
671
824
810
2,359
2,565
1,634
1Q08
4Q08
1Q09
Domestic Market
Exports

Net Revenue by Segment (R$ MM)
4Q08
1Q09
9%
22%
69%
11%
26%
63%
STEEL
MINING
OTHER

Selling, General and Administrative Expenses

Selling expenses totaled R$174 million in 1Q09, R$73 million down on 4Q08, chiefly due to lower sales volume and reduced expenses with provisions for doubtful accounts.

As for general and Administrative expenses (G&A), these fell by 20% to R$102 million in 1Q09 as the Company aimed at adapting its structure to the current economic scenario.

Other Income and Expenses

In 1Q09, CSN recorded a negative result of R$25 million in the “Other Income and Expenses” line, versus a positive R$4.02 billion in 4Q08, due to the non-recurring gain from the percentage variation in equity income resulting from Namisa sale occurred in 4Q08.

Financial Result and Net Debt

The 1Q09 net financial result was negative by R$39 million, chiefly due to the following factors:

• Provisions for loans and financing charges totaling R$291 million;
• Monetary correction of tax provisions according to SELIC rate, amounting to R$105 million;
• Gain of R$310 million from derivative transactions, including the corresponding exchange variation. Of this total, R$200 million refers to gains deriving from the Total Return Equity Swap transaction, based on the CSN ADR price, whose purpose is to swap interest rate asset yield (swap) for the price variation of the Company’s ADRs;
• Yields on financial investments totaling R$48 million.

Consolidated net debt as of December 31, 2008 was R$5.3 billion, including the operating liability of R$2.9 billion with NAMISA. Excluding this liability, net debt would have been R$ 2.4 billion at the close of 2008. As of March 31, 2009, consolidated net debt became R$2.8 billion, essentially due to the following factors:

• EBITDA of R$0.7 billion in 1Q09;
• Investment realization in the amount of R$0.4 billion;
• An increase of R$0.4 billion in working capital invested in the business;
• Impact of R$0.2 billion related to the cost of debt;
• Payment of taxes amounting to R$0.1 billion.

The net debt/EBITDA ratio, based on EBITDA of R$6.0 billion in the last 12 months, came to 0.96 at the close of 1Q09, a slight increase in relation to the 0.80 recorded at the end of 2008.



Taxes on Income

Income tax and social contribution total expenses amounted R$85 million in 1Q09, chiefly due to the lower taxable income for the quarter.

Net Income

CSN posted a 1Q09 net income of R$369 million, 52% down on 1Q08, primarily due to the decline in operating income.

CSN invested R$389 million in 1Q09, R$156 million of which went to the parent company and R$233 million to the subsidiaries, allocated as follows:

CSN:
• Maintenance and repairs: R$76 million;
• Expansion of the Casa de Pedra mine: R$30 million;
• Technological improvements: R$19 million;
• Construction works plan: R$8 million;
• Expansion of the Itaguaí Port: R$5 million.

Subsidiaries:
• CSN Aços Longos: R$111 million;
• MRS Logística: R$38 million;
• CSN Cimentos: R$37 million;
• Transnordestina Logística: R$24 million;
• NAMISA: R$16 million.

Working Capital

Working capital balance used in the business closed March at R$2.7 billion, 21% up on the December 2008 balance, mainly due to the R$326 million increase in assets, in turn fueled by the R$138 million increase in "Accounts Receivable" and the R$68 million rise in "Advances to Suppliers". In addition, liabilities fell by R$138 million, mostly impacted by the lower supplier balance of R$144 million.

The average supplier payment period increased from 98 days at the close of 2008 to 99 days at the end of 1Q09, while the average receivables period lengthened from 22 to 35 days. The inventory turnover period averaged 189 days, 13 days up on the previous quarter, due to the maintenance stoppage of Blast Furnace 2.

R$ MILLION

WORKING CAPITAL	Dec/08	Mar/09	Change
Assets	**4,941**	**5,267**	**(326)**
Cash	**232**	**296**	**(64)**
Accounts Receivable	**1,087**	**1,225**	**(138)**
- Domestic Market	1,333	1,096	237
- Export Market	(1)	369	(370)
- Allowance for Debtful	(246)	(240)	(6)
Inventory	**3,402**	**3,457**	**(55)**
Advances to Suppliers	**221**	**289**	**(68)**
Liabilities	**2,696**	**2,558**	**138**
Suppliers	1,939	1,795	144
Salaries and Social Contribution	118	106	12
Taxes Payable	585	596	(12)
Advances from Clients	54	61	(7)
Working Capital	**2,245**	**2,709**	**(464)**

TURN OVER RATIO Average Periods	Dec/08	Mar/09	Change
Receivables	**22**	**35**	**(13)**
Supplier Payment	**98**	**99**	**(1)**
Inventory Turnover	**176**	**189**	**(13)**

Capital Market

Share Performance

The CSN shares appreciated by a substantial 26% in 1Q09, the fourth highest increase among those companies making up the IBOVESPA index, versus 9% for the IBOVESPA itself. In 2009, through May 8, the CSN share price increased approximately 65%.

On NYSE, the CSN ADRs moved up by 23%, which is even more significant given that the Dow Jones index fell by 13% in the same period. In 2009, through May 8, the CSN ADRs appreciated by 80%.

2009 First-quarter daily traded volume averaged R$103 million on BOVESPA, 8% up on the R$95 million recorded in 4Q08, and US$69 million on NYSE, an 8% improvement over the US$64 million recorded in 4Q08.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q08	4Q08	1Q09
Number of shares	**804,203,838**	**793,403,838**	**793,403,838**
Market value			
Closing price (R$/share)	62.56	29.00	34.40
Closing price (US$/share)	35.99	12.81	14.84
Market value (R$ million)	48,138	22,001	26,098
Market value (US$ million)	27,693	9,719	11,259
Total return including dividends and interest on shareholders' equity			
CSNA3 (%)	19%	-29%	26%
SID (%)	21%	-40%	23%
Ibovespa	-5%	-24%	9%
Dow Jones	-8%	-19%	-13%
Volume			
Average daily (thousand shares)	2,629	3,443	2,983
Average daily (R$ Thousand)	154,310	95,045	103,340
Average daily (thousand ADRs)	4,332	5,195	4,609
Average daily (US$ Thousand)	145,989	64,054	69,180

Source: Economática .

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In the last 5 years, the CSN shares have appreciated by 238%, almost threefold the IBOVESPA appreciation of 85%.

Performance: CSN x IBOVESPA

The Company's financial information presented herein is in accordance with the Brazilian Corporate Law and based on reviewed financial information. Non-financial information, as well as other operating information, was not subject to review by the independent auditors.

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	18.30
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173	
02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	26.65
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727	
03	COMPANHIA METALURGICA PRADA	56.993.900/0001-31	PRIVATE SUBSIDIARY	100.00	9.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,155		3,155	
04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	9.88
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675		3,675	
05	NACIONAL SIDERURGIA	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,000		1,000	
06	AÇOS LONGOS	05.023.529/0001-44	PRIVATE SUBSIDIARY	99.99	0.53
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		41,826		41,826	
07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.92
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		122,814		32,777	
08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.38
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284		92,284	
09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.56
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796		37,796	

89

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	11.02
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			4,240		4,240
11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.99	1.23
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1		1
12	MINAS PELOTIZAÇÃO	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1,000		1,000
13	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.99	0.08
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			5,009		5,009
14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	99.99	10.23
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			11,609,510		1,804,435
15	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	59.999	119.84
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			284,984		29,997

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09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	2.62
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			253,990		253,990
17	TRANSNORDESTINA LOGÍSTICA S.A	02.281.836/0001-37	PUBLICLY-HELD SUBSIDIARY	84.50	4.07
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			214,523		211,475
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-HELD SUBSIDIARY	48.75	8.82
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			253,607		253,607
19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-HELD SUBSIDIARY	27.27	23.83
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			92,718		111,962
20	ESTANHO DE RONDÔNIA ERSA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.30
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			34,233		34,233
21	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	4.50
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1,036		32

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14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	05
2 –ORDER No.	4
3 –REGISTRATION No. AT CVM	CVM/SRE/DEB/2006/01 1
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – SERIES ISSUED	UNIT
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – DATE OF ISSUANCE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION	
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – SECURITIES REDEEMED (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	8/1/2009

19.01 – INVESTMENT PROJECTS

We highlight, among the Company's main investments, the expansion in the production capacity of the Casa de Pedra mine, of Aços Longos and of Itaguaí Port as of March 31,2009. The Company also maintains investment project balances in the amounts of R$882,805, R$36,354 and R$9,755, respectively.

For further information see the consolidated performance comment for the quarter.

21.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Independent auditor's review report
(a free translation from the original in Portuguese)

To the Board of Directors of
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the accounting information contained in the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and in the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2009, comprising the balance sheet, the statements of income, of changes in shareholders' equity, of cash flows, of added value, explanatory notes and the management report, which are the responsibility of its management.

2. Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the Quarterly Financial Information referred above, in order to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction 469/08.

4. As mentioned in Note 2, the accounting practices adopted in Brazil changed during 2008 and the effects of the first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and incorporated into in the annual financial statements as of December 31, 2008. The statements of income, of changes in shareholders' equity, of cash flows and of added value, for the quarter ended March 31, 2008, presented in conjunction with the current quarterly information, are not being restated for comparison purposes, as permitted by Circular Notice /CVM/SNC/SEP 02/2009.

5. As mentioned in Note 29, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for its operational risks.

6. Our review report for the accounting information contained in the Quarterly Financial Information for the quarter ended March 31, 2008 issued on May 6, 2008 was qualified due to a scope limitation related to the evaluation of possible impacts of present value adjustments of assets and liabilities of long-term operations, as required by CVM Instruction 469/08, which was resolved in this Quarterly Financial Information, as per Note 2.

May 13, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Original in Portuguese signed by
Anselmo Neves Macedo   Carla Bellangero
Accountant CRC 1SP160482/O-6-S-RJ   Accountant CRC 1SP196751/O-4-S-RJ

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TABLE OF CONTENTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Benjamin Steinbruch

Benjamin Steinbruch
Chief Executive Officer

By: /s/ Paulo Penido Pinto Marques

Paulo Penido Pinto Marques
Chief Financial Officer and Investor Relations
Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.